Exhibit 99.1

MANAGEMENT REPORT – DECEMBER 31, 2014

Management report

To our stockholders:

We present the Management Report of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL) for the exercise from January 1 to December 31, 2014, which were prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and they achieve the specific purposes of this resolution.

Net income and stockholder’ equity

ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 18,333 million for the year and net earnings per share were R$ 3.35. Consolidated stockholders' equity totaled R$ 100,746 million and the book value per share reached R$ 18.39.

Assets and funds raised

Assets totaled R$ 1,113,972 million and were substantially composed of R$ 409,834 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 490,315 million of Loan, Lease and Other Credit Operations and Foreign Exchange Portfolio. Raised and Managed Funds totaled R$ 1,592,815 million.

Circular letter No. 3,068/01 of BACEN

ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 30.5 billion, corresponding to only 16.4% of the total securities and derivative financial instruments held.

Acknowledgements

We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching differentiated results.

São Paulo, February 24, 2015.

Executive Board

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	1.1

ITAÚ UNIBANCO HOLDING S.A.	EXECUTIVE BOARD
Chief Executive Officer
BOARD OF DIRECTORS	Roberto Egydio Setubal
Chairman
Pedro Moreira Salles	Executive Vice-Presidents
Alfredo Egydio Setubal (*)
Vice-Chairmen	Candido Botelho Bracher
Alfredo Egydio Arruda Villela Filho
Roberto Egydio Setubal	Executive Directors
Caio Ibrahim David
Members	Claudia Politanski
Alfredo Egydio Setubal	Eduardo Mazzilli de Vassimon
Candido Botelho Bracher	Ricardo Baldin
Demosthenes Madureira de Pinho Neto
Gustavo Jorge Laboissière Loyola	Directors
Henri Penchas	Alexsandro Broedel Lopes
Israel Vainboim	Eduardo Hiroyuki Miyaki
Nildemar Secches	Emerson Macedo Bortoloto
Pedro Luiz Bodin de Moraes	Marcelo Kopel
Ricardo Villela Marino	Matias Granata
Rodrigo Luis Rosa Couto
AUDIT COMMITTEE	Wagner Bettini Sanches
President
Geraldo Travaglia Filho	(*) Investor Relations Director

Members
Alkimar Ribeiro Moura
Diego Fresco Gutierrez
Luiz Alberto Fiore
Maria Helena dos Santos Fernandes de Santana
Sergio Darcy da Silva Alves

FISCAL COUNCIL
President
Iran Siqueira Lima

Members	Accountant
Alberto Sozin Furuguem	Reginaldo José Camilo
Luiz Alberto de Castro Falleiros	CRC-1SP – 114.497/O-9

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	2.1

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	12/31/2014

Current assets		744,405,167
Cash and cash equivalents		17,303,359
Interbank investments	4b and 6	223,241,885
Money market		199,545,770
Interbank deposits		23,696,115
Securities and derivative financial instruments	4c, 4d and 7	96,566,817
Own portfolio		34,491,677
Subject to repurchase commitments		41,651,919
Pledged in guarantee		1,351,811
Securities under resale agreements with free movement		9,306,822
Deposited with the Central Bank		8,775
Derivative financial instruments		9,755,813
Interbank accounts		63,304,170
Pending settlement		163,380
Central Bank deposits		63,106,314
National Housing System (SFH)		2,183
Correspondents		32,293
Interbranch accounts		24,700
Loan, lease and other credit operations	8	233,861,353
Operations with credit granting characteristics	4e	248,263,312
(Allowance for loan losses)	4f	(14,401,959)
Other receivables		107,518,206
Foreign exchange portfolio	9	39,421,866
Income receivable		8,439,877
Transactions with credit card issuers	4e	25,686,875
Negotiation and intermediation of securities		4,268,690
Sundry	12a	29,700,898
Other assets	4g	2,584,677
Assets held for sale		232,243
(Valuation allowance)		(56,837)
Prepaid expenses	4g and 12b	2,409,271
Long-term receivables		319,309,704

Interbank investments - Interbank deposits	4b and 6	950,051
Securities and derivative financial instruments	4c, 4d and 7	89,075,388
Own portfolio		61,086,425
Subject to repurchase commitments		21,544,566
Pledged in guarantee		768,450
Derivative financial instruments		5,675,947
Interbank accounts - National Housing System (SFH)		480,726
Loan, lease and other credit operations	8	187,116,447
Operations with credit granting characteristics	4e	199,185,933
(Allowance for loan losses)	4f	(12,069,486)
Other receivables		41,253,876
Foreign exchange portfolio	9	3,444,225
Sundry	12a	37,809,651
Other assets - Prepaid expenses	4g and 12b	433,216
Permanent assets		50,256,927

Investments	4h and 14a II	27,436,676
Investments in affiliates and jointly controlled entities		27,011,925
Other investments		574,232
(Allowance for losses)		(149,481)
Real estate in use	4i and 14b	6,947,337
Real estate in use		3,485,679
Other fixed assets		11,360,956
(Accumulated depreciation)		(7,899,298)
Goodwill	4j and 14b	12,133
Intangible assets	4k and 14b	15,860,781
Acquisition of rights to credit payroll		1,058,465
Other intangible assets		20,744,510
(Accumulated amortization)		(5,942,194)
Total assets		1,113,971,798

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	3.1

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

	Note	12/31/2014

Current liabilities		657,604,216
Deposits	4b and 10b	244,428,193
Demand deposits		63,424,621
Savings deposits		118,449,430
Interbank deposits		18,642,226
Time deposits		43,911,916
Deposits received under securities repurchase agreements	4b and 10c	188,667,414
Own portfolio		75,657,149
Third-party portfolio		111,073,492
Free portfolio		1,936,773
Funds from acceptances and issuance of securities	4b and 10d	26,404,985
Real estate, mortgage, credit and similar notes		21,940,555
Foreign borrowings through securities		3,384,784
Structured Operations Certificates		1,079,646
Interbank accounts		435,832
Pending settlement		187,361
Correspondents		248,471
Interbranch accounts		4,824,311
Third-party funds in transit		4,615,431
Internal transfer of funds		208,880
Borrowings and onlending	4b and 10e	47,012,985
Borrowings		28,071,183
Onlending		18,941,802
Derivative financial instruments	4d and 7g	7,748,291
Other liabilities		138,082,205
Collection and payment of taxes and contributions		208,602
Foreign exchange portfolio	9	40,220,186
Social and statutory	15b II	4,867,277
Tax and social security contributions	4m, 4n and 13c	5,506,720
Negotiation and intermediation of securities		7,184,016
Credit card operations	4e	58,389,602
Subordinated debt	10f	1,784,407
Sundry	12c	19,921,395

Long-term liabilities		352,637,313
Deposits	4b and 10b	65,833,519
Interbank deposits		503,272
Time deposits		65,330,247
Deposits received under securities repurchase agreements	4b and 10c	138,332,093
Own portfolio		114,561,714
Free portfolio		23,770,379
Funds from acceptances and issuance of securities	4b and 10d	21,352,543
Real estate, mortgage, credit and similar notes		7,491,121
Foreign borrowings through securities		12,707,950
Structured Operations Certificates		1,153,472
Borrowings and onlending	4b and 10e	41,753,444
Borrowings		15,465,007
Onlending		26,288,437
Derivative financial instruments	4d and 7g	9,581,639
Other liabilities		75,784,075
Foreign exchange portfolio	9	3,438,508
Tax and social security contributions	4m, 4n and 13c	5,956,596
Subordinated debt	10f	52,784,528
Sundry	12c	13,604,443
Deferred income	4o	1,396,123
Minority interest in subsidiaries	15d	1,587,930
Stockholders' equity	15	100,746,216
Capital		75,000,000
Capital reserves		1,315,744
Revenue reserves		26,080,711
Asset valuation adjustment	4c, 4d and 7d	(322,359)
(Treasury shares)		(1,327,880)

Total liabilities and stockholders' equity		1,113,971,798

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	3.2

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		2nd Half of	01/01 to
	Note	2014	12/31/2014
Income from financial operations		59,017,439	110,155,961
Loan, lease and other credit operations		35,431,830	66,337,553
Financial income from insurance, pension plan and capitalization operations		20,605,205	37,492,845
Foreign exchange operations		278,189	432,792
Compulsory deposits		2,702,215	5,892,771
Expenses of financial operations		(40,806,681)	(64,664,303)
Money market		(30,703,510)	(54,639,145)
Borrowings and onlending		(10,103,171)	(10,025,158)
Income from financial operations before loan and losses		18,210,758	45,491,658
Result of allowance for loan losses	8d I	(7,617,450)	(13,812,389)
Expenses for allowance for loan losses		(10,279,967)	(18,735,271)
Income from recovery of credits written off as loss		2,662,517	4,922,882
Gross income from financial operations		10,593,308	31,679,269
Other operating revenues (expenses)		(1,602,336)	(10,009,319)
Banking service fees	12d	9,448,821	18,005,475
Asset management		1,321,448	2,566,403
Current account services		394,225	775,206
Credit cards		4,601,686	8,751,101
Sureties and credits granted		1,083,879	2,003,728
Receipt services		777,754	1,572,623
Other		1,269,829	2,336,414
Income from bank charges	12e	4,304,634	8,396,616
Personnel expenses	12f	(7,738,846)	(14,733,237)
Other administrative expenses	12g	(8,351,344)	(16,317,163)
Tax expenses	4n and 13a II	(2,012,984)	(4,436,558)
Equity in earnings of affiliates, jointly controlled entities and other investments	14a II	6,668,012	6,740,353
Other operating revenues	12h	378,137	442,949
Other operating expenses	12i	(4,298,766)	(8,107,754)
Operating income		8,990,972	21,669,950
Non-operating income		2,894	(19,027)
Income before taxes on income and profit sharing		8,993,866	21,650,923
Income tax and social contribution	4n and 13a I	1,339,270	(2,970,423)
Due on operations for the period		(530,569)	(4,540,966)
Related to temporary differences		1,869,839	1,570,543
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(121,169)	(257,195)
Minority interest in subsidiaries	15d	(59,451)	(89,929)
Net income		10,152,516	18,333,376
Weighted average of the number of outstanding shares	15a		5,469,494,385
Net income per share – R$			3.35
Book value per share - R$ (outstanding at 12/31)			18.39

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	3.3

ITAÚ UNIBANCO HOLDING S.A.

Prudential Statement of Changes in Stockholders’ Equity (Note 15)

(In thousands of Reais)

				Asset
				valuation
		Capital	Revenue	adjustment	Retained	(Treasury
	Capital	reserves	reserves	(Note 7d)	earnings	shares)	Total
Balance at 07/01/2014	75,000,000	866,514	18,252,830	(1,076,937)	-	(1,545,039)	91,497,368
Purchase of treasury shares	-	-	-	-	-	(34,746)	(34,746)
Granting of stock options	-	2,385	45,944	-	-	251,905	300,234
Granting of options recognized	-	146,057	-	-	-	-	146,057
Share-based payment – variable compensation	-	300,788	-	-	-	-	300,788
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	580,884	-	-	580,884
Remeasurements in liabilities of post-employment benefits	-	-	-	173,694	-	-	173,694
Net income	-	-	-	-	10,152,516	-	10,152,516
Appropriations:
Legal reserve	-	-	507,626	-	(507,626)	-	-
Statutory reserves	-	-	4,527,704	-	(4,527,704)	-	-
Dividends and interest on capital	-	-	2,746,607	-	(5,117,186)	-	(2,370,579)
Balance at 12/31/2014	75,000,000	1,315,744	26,080,711	(322,359)	-	(1,327,880)	100,746,216
Changes in the period	-	449,230	7,827,881	754,578	-	217,159	9,248,848
Balance at 01/01/2014	60,000,000	870,456	29,662,972	(1,534,691)		(1,854,432)	87,144,305
Reserve Capitalization - ESM 04/23/2014	15,000,000	-	(15,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(34,746)	(34,746)
Granting of stock options	-	(104,719)	78,978	-	-	561,298	535,557
Granting of options recognized	-	249,219	-	-	-	-	249,219
Share-based payment – variable compensation	-	300,788	-	-	-	-	300,788
Payment of interest on capital on 02/28/2014 – declared after 12/31/2013 - R$ 0.5236 per share	-	-	(2,597,055)	-	-	-	(2,597,055)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	1,010,254	-	-	1,010,254
Remeasurements in liabilities of post-employment benefits	-	-	-	202,078	-	-	202,078
Net income	-	-	-	-	18,333,376	-	18,333,376
Appropriations:
Legal reserve	-	-	916,669	-	(916,669)	-	-
Statutory reserves	-	-	10,072,520	-	(10,072,520)	-	-
Dividends and interest on capital	-	-	2,946,627	-	(7,344,187)	-	(4,397,560)
Balance at 12/31/2014	75,000,000	1,315,744	26,080,711	(322,359)	-	(1,327,880)	100,746,216
Changes in the period	15,000,000	445,288	(3,582,261)	1,212,332	-	526,552	13,601,911

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	3.4

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Statement of Cash Flows

(In thousands of Reais)

		2nd Half of	01/01 to
	NOTE	2014	12/31/2014
Adjusted net income		29,589,392	52,277,985
Net income		10,152,516	18,333,376
Adjustments to net income:		19,436,876	33,944,609
Granted options recognized and share-based payment - variable compensation		446,845	550,007
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7h	1,078,190	(386,772)
Effects of changes in exchange rates on cash and cash equivalents		18,493,760	19,754,500
Allowance for loan losses		10,279,967	18,735,271
Interest and foreign exchange expense from operations with subordinated debt		5,682,361	7,747,171
Depreciation and amortization	14b	2,258,100	4,484,997
Interest expense from provision for contingent and legal liabilities	11b	445,114	898,107
Provision for contingent and legal liabilities	11b	(364,874)	1,290,787
Interest income from escrow deposits	11b	(149,639)	(329,770)
Deferred taxes		(1,869,839)	(1,570,543)
Equity in earnings of affiliates, jointly controlled entities and other investments	14a II	(6,668,012)	(6,740,353)
Interest and foreign exchange income from available-for-sale securities		(8,413,101)	(8,717,177)
Interest and foreign exchange income from held-to-maturity securities		(2,944,418)	(3,079,976)
(Gain) loss from sale of available-for-sale financial assets	7i	567,770	693,771
(Gain) loss from sale of investments		1,174	11,675
(Gain) loss from sale of foreclosed assets		22,103	32,538
(Gain) loss from sale of fixed assets		2,942	33,361
Minority interest		59,451	89,929
Other		508,981	447,085
Change in assets and liabilities		28,997,076	30,964,495
(Increase) decrease in assets		(41,801,098)	(50,232,455)
Interbank investments		(29,361,463)	(29,520,919)
Securities and derivative financial instruments (assets/liabilities)		16,164,699	26,137,711
Compulsory deposits with the Central Bank of Brazil		16,936,328	13,903,967
Interbank and interbranch accounts (assets/liabilities)		(1,894,630)	529,504
Loan, lease and other credit operations		(44,497,117)	(57,394,735)
Other receivables and other assets		7,906	(3,793,477)
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		843,179	(94,507)
(Decrease) increase in liabilities		70,798,174	81,196,950
Deposits		19,829,737	28,771,464
Deposits received under securities repurchase agreements		28,961,083	28,278,616
Funds for issuance of securities		2,458,891	1,493,598
Borrowings and onlending		11,718,256	12,113,127
Credit card operations (assets/liabilities)		6,094,548	2,385,065
Collection and payment of taxes and contributions		(4,857,482)	65,867
Other liabilities		6,336,360	7,786,884
Deferred income		256,781	302,329
Payment of income tax and social contribution		(2,037,668)	(5,976,323)
Net cash provided by (used in) operating activities		56,548,800	77,266,156
Interest on capital / dividends received from affiliated companies		2,698,348	5,875,993
Funds received from sale of available-for-sale securities		18,551,378	61,479,222
Funds received from redemption of held-to-maturity securities		1,268,174	2,389,024
Disposal of assets not for own use		22,243	38,324
Disposal of investments		8,692	108,715
Sale of fixed assets		35,030	40,382
Termination of intangible asset agreements		30,189	220,347
Purchase of available-for-sale securities		(17,003,903)	(45,902,433)
Purchase of held-to-maturity securities		(3,230,611)	(11,300,072)
Purchase of investments		(1,763,757)	(9,535,614)
Purchase of fixed assets	14b	(1,673,852)	(2,835,295)
Purchase of intangible assets	14b	(1,655,787)	(2,218,142)
Net cash provided by (used in) invesment activities		(2,713,857)	(1,639,550)
Increase in subordinated debt		11,906	206,777
Decrease in subordinated debt		(3,245,272)	(9,024,075)
Change in minority interest	15d	306,219	250,708
Granting of stock options		300,234	535,557
Purchase of treasury shares		(34,746)	(34,746)
Dividends and interest on capital paid to minority interests		27,045	27,045
Dividends and interest on capital paid		(2,265,389)	(6,318,783)
Net cash provided by (used in) financing activities		(4,900,003)	(14,357,517)

Net increase (decrease) in cash and cash equivalents		48,934,940	61,269,089

Cash and cash equivalents at the beginning of the period		53,395,561	42,322,152
Effects of changes in exchange rates on cash and cash equivalents		(18,493,760)	(19,754,500)
Cash and cash equivalents at the end of the period	4a and 5	83,836,741	83,836,741

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	3.5

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Prudential Financial Statements

Period from January 1 to December 31, 2014

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities and, Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.1

Note 2 – Presentation of the financial statements

a)	Presentation of the financial statements

The financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and they achieve the specific purposes of this resolution.

The definitions and criteria for valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan of National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made so that the valuation and recognition of assets, liabilities, income and expenses could properly reflect the required regulation.

As set forth in paragraph 2 of article 10 of BACEN Circular No. 3.701, of March 13, 2014, comparative information for these financial statements is not being presented.

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

ITAU UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau-unibanco.com.br/ri).

b)	Consolidation

As set forth by article 1 of CMN Resolution No. 4,280, of October 31, 2013, the financial statements of the Prudential Conglomerate of ITAÚ UNIBANCO HOLDING PRUDENTIAL include the consolidation of entities located either in Brazil or abroad, over which has direct or indirect control, except for the insurance group that is not governed by item 6, article 1 of Resolution No. 4,280. The ownership interests of ITAÚ UNIBANCO HOLDING PRUDENTIAL in which there is shared control are consolidated proportionally to the respective interest.

Intercompany transactions and intercompany transactions balances and intercompany results have been eliminated on consolidation. The investment funds in which ITAÚ UNIBANCO HOLDING PRUDENTIAL’s companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.2

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the companies with total assets over R$ 150 million:

				Interest in voting	Interest in total
		Country of		capital at	capital at
		Incorporation	Activity	12/31/2014
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(Nota 2c)	Brazil	Financial institution	60.00%	60.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(1)	Brazil	Consumer Finance Credit	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%
Itau Bank, Ltd.	(2)	Cayman Islands	Financial institution	100.00%	100.00%
Itau BBA Colombia S.A. Corpora ciónFinanciera		Colombia	Financial institution	100.00%	100.00%
Itaú BBA International PLC		United Kingdom	Financial institution	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento		Brazil	Consumer Finance Credit	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	(1)	Brazil	Consumer Finance Credit	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%

(1) Proportionally consolidated companies.

(2) Does not include Redeemable Preferred Shares (Note 10f).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.3

c)	Business development

REDE

On September 24, 2012, ITAÚ UNIBANCO HOLDING or its subsidiaries completed the auction of the Tender Public Offer (OPA) to cancel REDE’s listed company register, which occurred on October 18, 2012, pursuant to the OPA call notice published on August 23, 2012. As a result of the auction, ITAÚ UNIBANCO HOLDING PRUDENTIAL started to hold 100.0% of REDE’s capital, with the acquisition of 335,413,093 common shares for R$ 11,752,183.

Association agreement with Banco BMG S.A.

On July 9, 2012, ITAÚ UNIBANCO HOLDING PRUDENTIAL entered into an Association Agreement with Banco BMG S.A. (“BMG”), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

As a result of this transaction stockholders’ equity attributed to non-controlling stockholders increased by R$ 303.177 at the base date of 2013.

On April 29, 2014, an agreement was entered into to establish the combination of payroll loan business of BMG and Itaú BMG Consignado, which was concentrated in Itaú BMG Consignado. In reciprocity for this business combination, on July 25, 2014, a capital increase of Itaú BMG Consignado was carried out, fully subscribed and paid in by BMG in the amount of R$ 181.086. The possibility of this combination was already set forth in the investment agreement of December 13, 2012, which governs the association. After this capital increase, ITAÚ UNIBANCO HOLDING PRUDENTIAL will hold a sixty per cent (60%) interest in the total and voting capital of Itaú BMG Consignado and BMG will hold the remaining forty per cent (40%).

Accordingly, as from July 25, 2014 and throughout the period of the Association, Itaú BMG Consignado is the exclusive vehicle of BMG and its controlling shareholders for the offer, in the Brazilian territory, of payroll loans, provided that certain exceptions are observed for a maximum period of six (6) months counted from the date on which the capital of Itaú BMG Consignado is increased.

It is estimated that this transaction will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL, which will continue to consolidate Itaú BMG Consignado in its financial statements.

Credicard

On May 14, 2013, ITAÚ UNIBANCO HOLDING PRUDENTIAL, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Credicard and Credicard Promotora de Vendas, including “Credicard” brand, for the amount of R$ 2,948,410 (monetarily adjusted). The completion of this transaction was pending approval by the Central Bank of Brazil, which was obtained on December 12, 2013 and settled on December 20, 2013.

Banco Credicard and Credicard Promotora de Vendas are the entities responsible for the supply and distribution of financial products and services under the “Credicard” brand, principally personal loans and credit cards. In view of this transaction, ITAÚ UNIBANCO HOLDING PRUDENTIAL consolidated Banco Credicard and Credicard Promotora de Vendas in the consolidated financial statements from December, 2013 to August 31, 2014. Banco Credicard merged with Banco Itaucard S.A. on August 31,2014.

The allocation of the difference between the amount paid and the allocation of net assets at fair value led to the recognition of goodwill based on expected future profitability, in the amount of R$ 1,863 million, and other intangible assets.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.4

BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”), which is an entity indirectly controlled by ITAÚ UNIBANCO HOLDING PRUDENTIAL signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby Itaú BMG Consignado agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A.

BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora signed exclusivity agreements with Banco BMG S.A and with the Itaú BMG Consignado for the purpose of distributing insurance products to be offered jointly with the products distributed by these financial institutions.

The approval by the Central Bank of Brazil was obtained on December 19, 2013 and the transaction was settled on January 27, 2014 in the amount of R$ 88.1 million. This acquisition has not had any significant accounting impact on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL, which has consolidated the transaction in its financial statements since January, 2014.

As a result of the study of Purchase Price Allocation - PPA, the allocation of difference between the amount paid and the share in net assets at fair value, resulted in the recognition of a goodwill due to expected future profitability in the amount of R$ 22.7 million.

Citibank N.A. Uruguay Branch

On June 28, 2013, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As a result of this transaction, BIU assumed a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which in 2012 represented slightly more than 6% of the Uruguayan market share.

Approval was obtained from applicable regulatory authorities on December 10, 2013.

The allocation of the difference between the amount paid and the allocation of assets and liabilities related to the operation, net at fair value, led to the recognition of goodwill based on expected future profitability and other intangible assets.

Partnership with Fiat

On August 20, 2013, ITAÚ UNIBANCO HOLDING PRUDENTIAL announced that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

The amount involved in the transaction is not material for ITAÚ UNIBANCO HOLDING PRUDENTIAL and, therefore, will not cause any material accounting effect in its results.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL, together with its subsidiary Banco Itaú Chile S.A. (“BIC”) entered into an agreement (Transaction Agreement) with CorpBanca (“CorpBanca”) and its controlling stockholders (“Corp Group”) establishing the terms and conditions to merge the operations of BIC and CorpBanca Chile in Chile and in the other jurisdictions in which CorpBanca operates.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.5

The operation will be realized by means of (i) capital increase of BIC in the amount of US$ 652 million to be carried out by ITAÚ UNIBANCO HOLDING PRUDENTIAL or one of its subsidiaries, (ii) merger of BIC into CorpBanca, with the cancellation of BIC shares and the issuance of new shares, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved at the stockholders' meeting of CorpBanca upon the affirmative vote of two thirds (2/3) of shares issued by CorpBanca, so that the interests in the bank resulting from the merger (to be named “Itaú CorpBanca”) are 33.58% for ITAÚ UNIBANCO HOLDING PRUDENTIAL and 32.92% for Corp Group, and (iii) subsequent integration of Itaú BBA Colombia, S.A. into the operations of Itaú CorpBanca or its subsidiaries.

Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING PRUDENTIAL which will enter into a stockholders’ agreement with Corp Group when the operation is concluded. This agreement will entitle ITAÚ UNIBANCO HOLDING PRUDENTIAL and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of stockholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairmen of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairmen by ITAÚ UNIBANCO HOLDING PRUDENTIAL. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING PRUDENTIAL and ratified by the Board of Directors of Itaú CorpBanca. The stockholders’ agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING PRUDENTIAL, certain strategic matters of Itaú CorpBanca, and it will include provisions on the transfer of shares between ITAÚ UNIBANCO HOLDING PRUDENTIAL and Corp Group, and also to third parties.

It is estimated that this operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL, which will consolidate Itaú CorpBanca in its financial statements.

The effectiveness of this operation is subject to the satisfaction of certain conditions precedent, including the aforementioned approval by the stockholders’ meeting of CorpBanca and regulatory approvals in Chile, Panama and Colombia. On October 15, 2014, BACEN approved the operation.

Major Risk Insurance Operation

ITAÚ UNIBANCO HOLDING, whereby its subsidiary Itaú Unibanco S.A., signed on July 4th, 2014 a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”) whereby Itaú Unibanco and some of its subsidiaries have undertaken to sell their total stakes in Itaú Seguros Soluções Corporativas S.A. (“ISSC”).

ISSC had the ITAÚ UNIBANCO HOLDING’s major risk insurance operations, the clients of which were middle market and large corporations with policies representing high insured values. The necessary measures for completion of spinoff process are already in progress. This operation was approved by the Administrative Council for Economic Defense (CADE) on September 15, 2014 and by SUSEP on October 09, 2014.

Based on pro-forma data for December 31, 2013, the major risk insurance operation comprises the following: net equity value of R$ 364 million, assets of R$ 5.8 billion and technical reserves of R$ 4.6 billion.

After certain conditions established in the agreement are fulfilled, ACE paid R$ 1.515 billion to ITAÚ UNIBANCO HOLDING and its subsidiaries. The transfer of these shares and the financial settlement of the operation were carried out on October 31, 2014, in which the amount paid by ACE is subject to price adjustment according to the difference in the positions of Stockholders’ Equity between the pro forma balance sheet date and the closing balance sheet date.

The operation produced an accounting effect, before tax, of R$ 1.1 billion on fourth quarter ITAÚ UNIBANCO HOLDING's results.

The sale of this operation reflects ITAÚ UNIBANCO HOLDING’s strategy of commercializing the mass-market insurance products typically related to retail banking.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.6

Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

The subsidiaries of ITAÚ UNIBANCO HOLDING, in conjunction with other financial institutions, on July 17, 2014 signed a new Shareholders Agreement of TecBan that will revoke and substitute the current shareholders agreement as soon as it comes into effect.

In addition to the usual provisions in shareholders agreements such as rules on governance and the transfer of shares, the Shareholders Agreement provides that within approximately 4 (four) years as from the date it comes into effect, the Parties shall have substituted part of their external network of Automatic Teller Machines (“ATM”) for Banco24Horas Network ATMs, which are and shall continue to being managed by TecBan. As a general rule, the external ATM network can be considered those ATMs located outside the branch banking environment or where access is not restricted, exclusive or controlled such as for example such equipment installed in shopping centers, gasoline service stations, supermarkets etc.

In line with the worldwide tendency towards best practice in the industry, the Parties constituting Brazil’s leading retail banks will consolidate their external ATM networks on the Banco24Horas Network terminals, generating increased efficiency, greater quality and capillarity of customer service. It should also be pointed out that in addition to the Parties, approximately 40 (forty) other banks are clients of TecBan. Consequently, this growth in the Banco24Horas Network will also significantly benefit these institutions and their respective customers.

The operation was approved by the Administrative Council for Economic Defense (CADE) on October 22, 2014, with no restrictions. The effective date of sale and settlement was November 14, 2014.

This operation had no significant accounting effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Maxi Pago

In September 2014 ITAÚ UNIBANCO HOLDING through its subsidiary Rede (Redecard S.A.), entered into a share purchase agreement with the controlling parties of MaxiPago Serviços de Internet S.A., a payments gateway company featuring network interconnection for mobile electronic payments.

Approval was obtained from the Central Bank on December 15, 2014, and preconditions were fulfilled on January 8, 2015. This agreement provides for the acquisition of 35,261 common shares of MaxiPago, which represents 75% of total stock and voting capital.

This operation is not expected to have significant effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

MCC Securities and MCC Corredora de Bolsa

In July 2011 ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Secutires.

In June 2012 ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Corredora de Bolsa.

August 2014, the aforementioned parties entered into a new agreement for acquiring in advance the remaining shares of MCC Securities and MCC Corredora de Bolsa for amounts US$ 32.7 million and US$ 6.7 million respectively.

Accordingly, with this operation ITAÚ UNIBANCO HOLDING PRUDENTIAL validates its relevant share in the Chilean private banking market, as it now fully consolidates MCC Securities and MCC Corredora de Bolsa in its financial statements beginning in August 2014.

Via Varejo

On October 1, 2014 ITAÚ UNIBANCO HOLDING PRUDENTIAL informed that, in view of the early termination by Via Varejo of the operating agreements for the offer of extended warranty insurance in the “Ponto Frio” and “Casas Bahia” stores, its subsidiary Itaú Seguros S.A. received from Via Varejo the cash amount of R$ 584 million, mainly related to the refund of amounts disbursed pursuant to these agreements, duly restated.

This operation had no significant effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.7

Note 3 – Requirements of capital and fixed asset limits

Basel and fixed asset ratios

Represented below are the main indicators at December 31, 2014 of ITAÚ UNIBANCO HOLDING CONSOLIDATED, according to present regulation which defines the Financial Conglomerate as the calculation basis:

Financial
conglomerate (1)
Referential equity (2)	129,790,456
Basel ratio	16.9%
Tier I	12.5%
Common Equity	12.5%
Additional Capital	0.0%
Tier II	4.4%
Fixed assets ratio	49.1%
Excess capital in relation to fixed assets	1,160,112

(1)	Consolidated financial statements including financial companies only. From October, 2013, according to Resolutions No. 4,278, this is the calculation basis;
(2)	According to CMN Resolutions No. 4,192, of March 1, 2013, No. 4,278, of October 31, 2013 and No. 4,311, of February 20, 2014, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

Management considers the current Basel ratio (16.9%, based on Financial consolidated, of which 12.5% of Common Equity and Tier I and 4.4% of Tier II) to be adequate, taking into account that this current Basel ratio exceeds the minimum required by the authorities (11.0%) by 5.9 percent.

CMN Resolutions No. 4,192, of March 1st, 2013, No. 4,278 of October 21, 2013 and No.4,311 of February 20, 2014, provide for the criteria for computation of the Regulatory Capital Minimum Requirements Referential Equity (PRE), Tier I, Capital Principal and Resolution No. 4,193, of March 1st, 2013, and No. 4,281, of October 31,2013 which introduces the Additional Capital Principal.In order to calculate the risk portions, the procedures from Circular No 3,644, of March 04, 2013, No. 3,652 of March 26, 2013, No. 3,679, of October 31, 2013 and No. 3,696 of January 3rd, 2014, were followed for credit risk; of the procedures from Circulars Nos. 3,634, 3,635, 3,636, 3,637, 3,638, 3,639, 3,641 and 3,645, of March 04, 2013 and 3,677, of October 31, 2013 and Circular Letters Nos. 3,498 and 3,499, of April 8, 2011 were followed for market risk; and the procedures from Circulars No. 3,640, of March 04, 2013 and No. 3,675, October 31, 2013 and Circular Letters No. 3,625, of December 27, 2013 were followed for operational risk. For the operational risk portion, ITAÚ UNIBANCO HOLDING CONSOLIDATED opted to use the Alternative Standardized Approach.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.8

The referential equity used for the calculation of ratios and the risk-weighted assets at December 31, 2014, are as follows:

	Financial
	conglomerate
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (Consolidated)	95,847,713
Minority interest in subsidiaries	2,332,847
Changes in ownership interest in a subsidiary from capital transaction	4,898,503
Consolidated stockholders' equity (BACEN)	103,079,063
Preferred shares with clause of redemption excluded from Tier I	(1,048,455)
Common Equity deductions	(5,818,842)
Common Equity Tier I	96,211,766
Instruments eligible to comprise Additional Tier I	-
Additional Tier I deductions	20,000
Additional Tier I Capital	20,000
Tier I (Common Equity + Additional Capital)	96,231,766
Instruments eligible to comprise Tier II	33,546,949
Tier II deductions	11,741
Tier II	33,558,690
Regulatory Capital (Tier I + Tier II)	129,790,456
Risk-weighted assets	768,074,569
Risk-weighted assets of credit risk (RWAcpAD)	706,081,487	91.9%
a) Per weighting factor (FPR):
FPR at 2%	75,017	0.0%
FPR at 20%	3,248,562	0.4%
FPR at 35%	8,139,099	1.1%
FPR at 50%	34,485,513	4.5%
FPR at 75%	146,705,080	19.1%
FPR at 85%	139,730,248	18.2%
FPR at 100%	307,258,682	40.0%
FPR at 250%	34,837,806	4.5%
FPR at 300%	14,015,012	1.8%
FPR at 1250%	4,430,166	0.6%
Derivatives - Future potential gain and Variation of the counterparty credit	13,156,302	1.7%
b) Per type:
Securities	37,570,907	4.9%
Loan operations - retail	121,534,169	15.8%
Loan operations - non-retail	226,925,158	29.5%
Joint obligations - retail	323,999	0.0%
Joint obligations - non-retail	63,509,163	8.3%
Loan commitments - retail	24,834,742	3.2%
Loan commitments - non-retail	23,699,399	3.1%
Other exposures	207,683,950	27.0%
Risk-weighted assets of operational risk (RWAopAD)	36,817,027	4.8%
Retail	7,079,392	0.9%
Commercial	13,428,533	1.7%
Corporate finance	1,132,132	0.1%
Negotiation and sales	8,255,604	1.1%
Payments and settlements	2,856,379	0.4%
Financial agent services	2,030,866	0.3%
Asset management	2,029,595	0.3%
Retail brokerage	4,526	0.0%
Business plans	-	0.0%
Risk-weighted assets of market risk:	25,176,055	3.3%
Gold, foreign currency and operations subject to foreign exchange variation (RWAcAm)	13,402,764	1.7%
Operations subject to interest rate variation	10,347,418	1.3%
Fixed rate denominated in Real (RWAJUR1)	1,612,200	0.2%
Foreign currency coupon (RWAJUR2)	4,808,509	0.6%
Price index coupon (RWAJUR3)	3,743,982	0.5%
Interest rate coupon (RWAJUR4)	182,727	0.0%
Operations subject to commodity price variation (RWAcom)	952,355	0.1%
Operations subject to stock price variation (RWAAcs)	473,518	0.1%
RWA	768,074,569	100.0%
Minimum Required Regulatory Capital	84,488,203
Excess capital in relation to Minimum Required Regulatory Capital	45,302,253	53.6%
Ratio (%)	16.9%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,846,044

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.9

During this period, the effects of the changes in legislation and balances were as follows:

	Financial conglomerate
	Referential	Weighted
Changes in the Basel Ratio	Equity	exposure	Effect
Ratio at 12/31/2013	125,143,549	755,441,023	16.6%
Net income for the period	18,628,884	-	2.5%
Interest on capital and dividends	(6,994,615)	-	-0.9%
Benefits to employees - CVM Resolution No. 695, December 13, 2012	202,078	-	0.0%
Granting of options recognized	249,219	-	0.0%
Granting of stock options – exercised options in the period	535,557	-	0.1%
Asset valuation adjustment	1,010,254	-	0.1%
Deductions in referential equity	(5,148,736)	-	-0.7%
Purchase of treasury shares	(34,746)	-	0.0%
Deferred assets excluded from Tier I of referential equity	(4,193,369)	-	-0.6%
Other changes in referential equity	392,381	-	0.1%
Changes in risk exposure	-	12,633,546	-0.3%
Ratio at 12/31/2014	129,790,456	768,074,569	16.9%

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.10

Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and on lending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.11

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)	Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - these assets are stated at cost of acquisition or construction, less accumulated depreciation. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Goodwill – Corresponds to the amount paid in excess for the purchase of investments. Up to December 31, 2009, goodwill was fully amortized in the periods when the investments were made. Starting January 1, 2010, this goodwill is amortized based on expected future profitability and appraisal reports, or on investments made, in accordance with standards and guidelines issued.

k)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of (i) the goodwill amount paid on acquisition of the company, transferred to intangible assets in view of the transfer of the adquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in appraisal reports; (ii) rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and (iii) software and customer portfolios, amortized over a term varying from five to ten years.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.12

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

n)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the rate corresponds to 15.00%. For non-financial and pension plan subsidiaries, the rate is 9.00%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.13

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

o)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

p)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in asset valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in asset valuation adjustments in the period in which they occur.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.14

Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING PRUDENTIAL are composed of the following:

12/31/2014
Cash and cash equivalents	17,303,359
Interbank deposits	15,281,590
Securities purchased under agreements to resell – Funded position	51,251,792
Total	83,836,741

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.15

Note 6 - Interbank investments

	12/31/2014
	0 - 30	31 - 180	181 - 365	Over 365	Total	%
Money market	137,525,418	62,020,352	-	-	199,545,770	89.0
Funded position (*)	57,707,453	17,799,218	-	-	75,506,671	33.7
Financed position	77,633,514	21,341,148	-	-	98,974,662	44.1
With free movement	5,985,436	21,341,148	-	-	27,326,584	12.2
Without free movement	71,648,078	-	-	-	71,648,078	32.0
Short position	2,184,451	22,879,986	-	-	25,064,437	11.2
Interbank deposits	17,334,943	2,301,792	4,059,380	950,051	24,646,166	11.0
Total	154,860,361	64,322,144	4,059,380	950,051	224,191,936
% per maturity term	69.1	28.7	1.8	0.4

(*)	Includes R$ 5,944,804 related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.16

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a)	Summary per maturity

	12/31/2014
		Adjustment to market value
		reflected in:
			Stockholders'
	Cost	Results	equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days
Government securities - domestic	101,500,624	(357,987)	(457,376)	100,685,261	54.2	4,346,781	7,272,256	2,749,674	10,203,461	6,247,858	69,865,231
Financial treasury bills	20,020,085	(883)	(116)	20,019,086	10.8	-	7,106,205	-	8,845,819	1,384,132	2,682,930
National treasury bills	18,940,816	(31,169)	5,385	18,915,032	10.2	3,739,000	-	2,055,750	1,171,101	1,213,269	10,735,912
National treasury notes	38,731,537	(370,390)	(447,500)	37,913,647	20.4	211,072	5,156	686,723	13,508	3,511,785	33,485,403
National treasury/securitization	256,373	(215)	(1,725)	254,433	0.1	-	93	182	2,531	1,690	249,937
Brazilian external debt bonds	23,551,813	44,670	(13,420)	23,583,063	12.7	396,709	160,802	7,019	170,502	136,982	22,711,049
Government securities - abroad	9,733,141	35,287	(72,855)	9,695,573	5.1	1,059,418	2,061,915	2,661,728	1,647,309	1,473,573	791,630
Argentina	596,860	34,210	-	631,070	0.3	79,259	442,908	14,768	19,161	56,854	18,120
Belgium	165,895	(2,102)	70	163,863	0.1	-	57,289	-	-	-	106,574
Chile	1,149,517	118	(9,399)	1,140,236	0.6	405,204	676,075	41,322	3,674	13,961	-
Colombia	85,251	3,032		88,283	0.0	47	-	4	26,570	52,896	8,766
Korea	1,782,323	-	(1)	1,782,322	1.0	-	-	1,328,062	-	454,260	-
Denmark	2,699,276	-	-	2,699,276	1.5	436,974	631,716	491,083	898,936	240,567	-
Spain	782,590	-	-	782,590	0.4	-	-	782,590	-	-	-
United States	784,473	(5)	(295)	784,173	0.4	-	-	-	180,884	458,501	144,788
France	131,033	-	2,017	133,050	0.1	-	-	-	49,497	-	83,553
Netherlands	149,223	-	2,208	151,431	0.1	-	-	-	-	-	151,431
Italy	70,195	-	130	70,325	0.0	-	-	-	-	-	70,325
Mexico	3,473	4	-	3,477	0.0	-	-	-	-	-	3,477
Paraguay	1,038,794	-	(61,518)	977,276	0.5	137,908	229,929	1,976	324,842	179,554	103,067
Uruguay	279,777	37	(5,589)	274,225	0.1	26	23,722	1,923	143,745	11,086	93,723
Other	14,461	(7)	(478)	13,976	0.0	-	276	-	-	5,894	7,806
Corporate securities	59,852,502	18,680	(41,571)	59,829,611	32.4	5,389,358	2,508,090	3,076,298	6,287,339	8,478,424	34,090,102
Shares	2,786,877	(32,963)	(87,724)	2,666,190	1.6	2,666,190	-	-	-	-	-
Rural product note	1,430,970	-	(23,487)	1,407,483	0.8	177,481	337,981	189,416	73,120	265,279	364,206
Bank deposit certificates	1,193,155	66	15	1,193,236	0.6	767,573	200,706	100,147	124,500	-	310
Securitized real estate loans	16,038,210	3	32,790	16,071,003	8.7	64,497	45,742	157,329	676,688	1,110,973	14,015,774
Fund quotas	254,112	(337)	5,358	259,133	0.1	259,133	-	-	-	-	-
Credit rights	46,968	-	-	46,968	0.0	46,968	-	-	-	-	-
Fixed income	130,854	(144)	(4)	130,706	0.1	130,706	-	-	-	-	-
Variable income	76,290	(193)	5,362	81,459	0.0	81,459	-	-	-	-	-
Debentures	20,590,452	39,743	58,238	20,688,433	11.1	401,558	51,427	888,763	2,148,523	1,665,813	15,532,349
Eurobonds and others	7,681,888	12,248	35,199	7,729,335	4.2	264,585	301,677	204,046	2,168,499	1,243,802	3,546,726
Financial bills	8,063,210	-	(58,119)	8,005,091	4.3	444,431	1,203,215	796,428	1,055,724	4,177,403	327,890
Promissory notes	1,397,924	-	(1,198)	1,396,726	0.8	343,910	338,802	698,954	15,060	-	-
Other	415,704	(80)	(2,643)	412,981	0.2		28,540	41,215	25,225	15,154	302,847
Subtotal - securities	171,086,267	(304,020)	(571,802)	170,210,445	91.7	10,795,557	11,842,261	8,487,700	18,138,109	16,199,855	104,746,963
Trading securities	65,445,508	(304,020)	-	65,141,488	35.1	6,899,635	7,813,233	2,778,306	10,191,569	4,906,254	32,552,491
Available-for-sale securities	75,165,795	-	(571,802)	74,593,993	40.2	3,852,364	3,969,681	5,554,917	7,274,782	10,190,123	43,752,126
Held-to-maturity securities (*)	30,474,964	-	-	30,474,964	16.4	43,558	59,347	154,477	671,758	1,103,478	28,442,346
Derivative financial instruments	13,560,226	1,871,534	-	15,431,760	8.3	2,423,698	2,235,861	2,858,463	2,237,791	1,188,857	4,487,090

Total securities and derivative financial instruments (assets)	184,646,493	1,567,514	(571,802)	185,642,205	100.0	13,219,255	14,078,122	11,346,163	20,375,900	17,388,712	109,234,053

Derivative financial instruments (liabilities)	(15,927,929)	(1,467,875)	65,874	(17,329,930)	100.0	(1,755,253)	(1,325,120)	(1,786,382)	(2,881,536)	(1,327,384)	(8,254,255)

(*) Unrecorded positive adjustment to market value in the amount of R$ 311,181 according to Note 7e.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.17

b)	Summary by portfolio

	12/31/2014
		Restricted to				Derivative
		Repurchase	Pledged			financial
	Own portfolio	agreements	guarantees (*)	Free portfolio	Central Bank	instruments	Total
Government securities - domestic	37,068,721	52,847,975	78	1,461,665	9,306,822	-	100,685,261
Financial treasury bills	2,754,126	6,666,183	78	1,291,877	9,306,822	-	20,019,086
National treasury bills	13,733,451	5,168,676	-	12,907	-	-	18,915,034
National treasury notes	5,509,176	32,299,598	-	104,871	-	-	37,913,645
National treasury/securitization	254,433	-	-	-	-	-	254,433
Brazilian external debt bonds	14,817,535	8,713,518	-	52,010	-	-	23,583,063
Government securities - abroad	9,178,987	255,531	8,697	252,358	-	-	9,695,573
Argentina	474,974	112,835	-	43,261	-	-	631,070
Belgium	163,863	-	-	-	-	-	163,863
Chile	1,114,537	14,503	-	11,196	-	-	1,140,236
Colombia	79,586	-	8,697	-	-	-	88,283
Korea	1,782,322	-	-	-	-	-	1,782,322
Denmark	2,699,276	-	-	-	-	-	2,699,276
Spain	782,590	-	-	-	-	-	782,590
United States	603,289	-	-	180,884	-	-	784,173
France	133,050	-	-	-	-	-	133,050
Netherlands	151,431				-	-	151,431
Italy	70,325	-	-	-	-	-	70,325
Mexico	3,477	-	-	-	-	-	3,477
Paraguay	840,074	128,193	-	9,009	-	-	977,276
Uruguay	266,217	-	-	8,008	-	-	274,225
Other	13,976	-	-	-	-	-	13,976
Corporate securities	49,330,394	10,092,979	-	406,238	-	-	59,829,611
Shares	2,636,819	1,350	-	28,021	-	-	2,666,190
Rural product note	1,407,483	-	-	-	-	-	1,407,483
Bank deposit certificates	800,205	381,666	-	11,365	-	-	1,193,236
Securitized real estate loans	16,071,003	-	-	-	-	-	16,071,003
Fund quotas	259,112	-	-	21	-	-	259,133
Credit rights	46,968			-	-	-	46,968
Fixed income	130,685	-	-	21	-	-	130,706
Variable income	81,459	-	-	-	-	-	81,459
Debentures	17,266,853	3,109,324	-	312,256	-	-	20,688,433
Eurobonds and other	1,127,405	6,600,639	-	1,291	-	-	7,729,335
Financial bills	8,005,091	-	-	-	-	-	8,005,091
Promissory notes	1,396,726	-	-	-	-	-	1,396,726
Other	359,697	-	-	53,284	-	-	412,981
Subtotal - securities	95,578,102	63,196,485	8,775	2,120,261	9,306,822	-	170,210,445
Trading securities	16,645,185	38,060,237	8,775	1,120,469	9,306,822	-	65,141,488
Available-for-sale securities	54,559,490	19,034,714	-	999,789	-	-	74,593,993
Held-to-maturity securities	24,373,427	6,101,534	-	3	-	-	30,474,964
Derivative financial instruments	-	-	-	-	-	15,431,760	15,431,760
Total securities and derivative financial instruments (assets)	95,578,102	63,196,485	8,775	2,120,261	9,306,822	15,431,760	185,642,205

(*) Represent securities deposited with Contingent Liabilities (Note 11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.18

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	12/31/2014
		Adjustment to
		market value	Market							Over 720
	Cost	(in results)	value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days
Government securities - domestic	60,771,717	(357,987)	60,413,730	92.7	4,346,691	7,232,184	2,745,731	10,051,886	4,490,340	31,546,898
Financial treasury bills	18,621,130	(883)	18,620,247	28.6	-	7,106,207	-	8,694,467	602,222	2,217,351
National treasury bills	8,929,625	(31,168)	8,898,457	13.7	3,739,001	-	2,055,751	1,171,101	971,159	961,445
National treasury notes	31,213,962	(370,390)	30,843,572	47.3	210,981	5,072	682,779	13,285	2,778,287	27,153,168
National treasury/securitization			-	0.0
Brazilian external debt bonds	5,675	(215)	5,460	0.0	-	93	182	2,531	1,690	964
Investments in non-exclusive funds	2,001,325	44,669	2,045,994	3.1	396,709	120,812	7,019	170,502	136,982	1,213,970
Government securities - abroad	1,124,841	35,287	1,160,128	1.8	339,339	443,796	14,772	45,731	174,073	142,417
Argentina	596,708	34,210	630,918	1.0	79,107	442,908	14,768	19,161	56,854	18,120
Belgium	108,676	(2,102)	106,574	0.2	-	-	-	-	-	106,574
Chile	131,875	118	131,993	0.2	131,993	-	-	-	-	-
Colombia	85,250	3,032	88,282	0.1	46	-	4	26,570	52,896	8,766
United States	58,434	(5)	58,429	0.1	-	-	-	-	58,429	-
Mexico	3,473	4	3,477	0.0	-	-	-	-	-	3,477
Paraguay	128,201	-	128,201	0.2	128,193	-	-	-	-	8
Uruguay	4,597	37	4,634	0.0	-	623	-	-	-	4,011
Other	7,627	(7)	7,620	0.0	-	265	-	-	5,894	1,461
Corporate securities	3,548,950	18,680	3,567,630	5.5	2,213,603	137,255	17,803	93,952	241,841	863,176
Shares	1,919,227	(32,963)	1,886,264	3.0	1,886,264	-	-	-	-	-
Bank deposit certificates	13,267	66	13,333	0.0	4,112	3,150	4,286	1,475	-	310
Securitized real estate loans	669	3	672	0.0	-	-	-	-	-	672
Fund quotas	160,664	(337)	160,327	0.2	160,327	-	-	-	-	-
Fixed income	140,141	(144)	139,997	0.2	139,997	-	-	-	-	-
Variable income	20,523	(193)	20,330	0.0	20,330	-	-	-	-	-
Debentures	403,870	39,743	443,613	0.7	-	11,823	-	35	14,866	416,889
Eurobonds and other	1,049,220	12,248	1,061,468	1.6	162,900	122,282	13,517	92,442	226,975	443,352
Others	2,033	(80)	1,953	0.0	-	-	-	-	-	1,953
Total	65,445,508	(304,020)	65,141,488	100.0	6,899,633	7,813,235	2,778,306	10,191,569	4,906,254	32,552,491
% per maturity term					10.6	12.0	4.3	15.6	7.5	50.0

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.19

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2014
		Adjustments to
		market value (in
		stockholders'								Over 720
	Cost	equity)	Market value	%	0 - 30	31 - 90	91 -180	181 - 365	366 - 720	days
Government securities - domestic	23,829,158	(457,376)	23,371,782	31.4	89	40,074	3,944	151,575	1,757,518	21,418,582
Financial treasury bills	1,398,957	(116)	1,398,841	1.9	-	-	-	151,352	781,910	465,579
National treasury bills	3,415,000	5,385	3,420,385	4.6	-	-	-	-	242,110	3,178,275
National treasury notes	7,517,573	(447,500)	7,070,073	9.5	89	84	3,944	223	733,498	6,332,235
National treasury/securitization	250,698	(1,725)	248,973	0.3	-	-	-	-	-	248,973
Brazilian external debt bonds	11,246,930	(13,420)	11,233,510	15.1	-	39,990	-	-	-	11,193,520
Government securities - abroad	8,582,547	(72,855)	8,509,692	11.4	720,078	1,602,466	2,646,956	1,601,578	1,299,500	639,114
Belgium	57,219	70	57,289	0.1	-	57,289	-	-	-	-
Chile	1,017,642	(9,399)	1,008,243	1.4	273,211	676,075	41,322	3,674	13,961	-
Korea	1,782,323	(1)	1,782,322	2.4	-	-	1,328,062	-	454,260	-
Denmark	2,699,276	-	2,699,276	3.6	436,974	631,716	491,083	898,936	240,567	-
Spain	782,590	-	782,590	1.0	-	-	782,590	-	-	-
United States	726,039	(295)	725,744	1.0	-	-	-	180,884	400,072	144,788
France	131,033	2,017	133,050	0.2	-	-	-	49,497	-	83,553
Netherlands	149,223	2,208	151,431	0.2	-	-	-	-	-	151,431
Italy	70,195	130	70,325	0.1	-	-	-	-	-	70,325
Paraguay	910,593	(61,518)	849,075	1.1	9,715	229,929	1,976	324,842	179,554	103,059
Uruguay	249,441	(5,589)	243,852	0.3	26	7,446	1,923	143,745	11,086	79,626
Other	6,821	(478)	6,343	0.0	-	11	-	-	-	6,332
Corporate securities	42,754,090	(41,571)	42,712,519	57.2	3,132,197	2,327,141	2,904,017	5,521,629	7,133,105	21,694,430
Shares	867,650	(87,724)	779,926	1.0	779,926	-	-	-	-	-
Rural product note	1,430,970	(23,487)	1,407,483	1.9	177,481	337,981	189,416	73,120	265,279	364,206
Bank deposit certificate	1,179,885	15	1,179,900	1.6	763,458	197,556	95,861	123,025	-	-
Securitized real estate loans	2,490,456	32,790	2,523,246	3.4	20,942	2,048	2,851	4,930	7,495	2,484,980
Fund quotas	93,448	5,358	98,806	0.2	98,806	-	-	-	-	-
Credit rights	5,584	(4)	5,580	0.0	5,580	-	-	-	-	-
Fixed income	46,968	-	46,968	0.1	46,968	-	-	-	-	-
Variable income	40,896	5,362	46,258	0.1	46,258	-	-	-	-	-
Debentures	20,186,582	58,238	20,244,820	27.1	401,558	39,604	888,763	2,148,488	1,650,947	15,115,460
Eurobonds and other	6,630,294	35,199	6,665,493	8.8	101,685	179,395	190,529	2,076,057	1,016,827	3,101,000
Financial bills	8,063,210	(58,119)	8,005,091	10.7	444,431	1,203,215	796,428	1,055,724	4,177,403	327,890
Promissory notes	1,397,924	(1,198)	1,396,726	1.9	343,910	338,802	698,954	15,060	-	-
Other	413,671	(2,643)	411,028	0.6	-	28,540	41,215	25,225	15,154	300,894
Total	75,165,795	(571,802)	74,593,993	100.0	3,852,364	3,969,681	5,554,917	7,274,782	10,190,123	43,752,126
Adjustments of securities reclassified to the held-to-maturity category					5.2	5.3	7.4	9.8	13.7	58.7
		(671,868)
Minority interest in subsidiaries		31,114
Accounting adjustment - hedge - Circular No. 3,082		984,808
Deferred taxes		81,668
Adjustment to market value		(146,080)
Liabilities of post-empbyment benefits		(176,279)
Asset valuation adjustments		(322,359)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.20

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at December 31, 2014, not considered in results, is an impairment loss of R$ 671,868 relating to the market adjustment of the reclassified securities. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 238,863.

	12/31/2014
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days
Government securities - domestic	16,899,750	55.4	-	-	-	-	-	16,899,750
National treasury bills	6,596,192	21.6	-	-	-	-	-	6,596,192
Brazilian external debt bonds	10,303,558	33.8	-	-	-	-	-	10,303,558
Government securities - abroad	25,752	0.1	-	15,653	-	-	-	10,099
Uruguay	25,739	0.1	-	15,653	-	-	-	10,086
Other	13	0.0	-	-	-	-	-	13
Corporate securities	13,549,462	44.5	43,558	43,694	154,478	671,758	1,103,478	11,532,496
Bank deposit certificate	3	0.0	3	-	-	-	-	-
Securitized real estate loans	13,547,085	44.5	43,555	43,694	154,478	671,758	1,103,478	11,530,122
Eurobonds and other	2,374	0.0	-	-	-	-	-	2,374
Total	30,474,964	100.0	43,558	59,347	154,478	671,758	1,103,478	28,442,345
% per maturity term			0.2	0.2	0.5	2.2	3.6	93.3

f)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

During the preparation of the consolidated financial statements for the half year, Management decided to reclassify Securities from Available-for-Sale to Held-to-Maturity category, in the amount of R$ 12,157,013 related to the Brazilian Debt Bonds held in Subsidiaries Abroad and Securitized Real Estate Loans, without effects on income, since the unrealized loss (impairment loss) of R$ 498,653 will be deferred over the maturity period of the instruments, as established in Paragraph 1, item II (b) of said Circular. This reclassification was determined as a result of the risk management strategy and the Institution noted that it has the financial condition and the intention to hold these securities to maturity.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.21

g)	Derivative financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING PRUDENTIAL and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at December 31, 2014, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically valued like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 1,328,268 and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.22

I - Derivatives by index

		Balance sheet account	Adjustment to market value
	Memorandum account /	receivable / (received)	(in results / stockholders'
	Notional amount	(payable) paid	equity)	Market value
	12/31/2014	12/31/2014	12/31/2014	12/31/2014
Futures contracts	324,423,088	(243,647)	22,702	(220,945)
Purchase commitments	91,337,410	(562,880)	49,471	(513,409)
Foreign currency	12,593,710	(16,296)	58,106	41,810
Interbank market	29,994,303	48,646	(154)	48,492
Fixed rates	41,171	-	3	3
Indexes	41,736,163	(594,935)	(8,485)	(603,420)
Securities	6,810,701	(90)	1	(89)
Commodities	156,790	(143)	-	(143)
Other	4,572	(62)	-	(62)
Commitments to sell	233,085,678	319,233	(26,769)	292,464
Foreign currency	123,062,245	125,377	(32,918)	92,459
Interbank market	82,595,130	(116,882)	799	(116,083)
Indexes	19,288,872	310,720	5,350	316,070
Securities	7,798,190	1	-	1
Commodities	341,241	17	-	17
Swap contracts		(5,125,596)	450,605	(4,674,991)
Asset position	270,208,271	4,018,937	844,127	4,863,064
Foreign currency	12,056,428	1,323,170	69,692	1,392,862
Interbank market	68,534,186	344,699	456,431	801,130
Fixed rates	81,924,587	1,647,971	103,412	1,751,383
Floating rate	3,763,467	115,360	77,490	192,850
Indexes	103,903,526	587,599	136,646	724,245
Securities	15,538	(16)	456	440
Other	10,539	154	-	154
Liability position	275,333,867	(9,144,533)	(393,522)	(9,538,055)
Foreign currency	24,795,572	(2,359,011)	155,484	(2,203,527)
Interbank market	51,283,974	(71,385)	(600,510)	(671,895)
Fixed rates	121,048,581	(4,065,783)	127,211	(3,938,572)
Floating rate	5,664,874	(73,549)	(128,683)	(202,232)
Indexes	72,197,428	(2,510,189)	39,364	(2,470,825)
Securities	87,833	(41,438)	11,966	(29,472)
Commodities	24,702	(3)	-	(3)
Other	230,903	(23,175)	1,646	(21,529)
Option contracts	505,101,336	935,899	(82,075)	853,824
Purchase commitments - long position	88,641,492	1,092,244	853,216	1,945,460
Foreign currency	36,917,646	894,307	566,331	1,460,638
Interbank market	12,430,047	48,063	33,763	81,826
Fixed rates	2,258	-	18	18
Floating rate	8,234	222	(222)	-
Indexes	35,437,660	80,245	(22,045)	58,200
Securities	3,153,007	45,552	268,385	313,937
Commodities	614,142	17,370	(2,455)	14,915
Other	78,498	6,485	9,441	15,926
Commitments to sell - long position	143,323,660	2,104,959	(140,696)	1,964,263
Foreign currency	30,935,917	624,741	(418,632)	206,109
Interbank market	23,358,896	43,698	(42,339)	1,359
Fixed rates	114,124	4,533	(138)	4,395
Floating rate	163,144	946	(747)	199
Indexes	77,499,793	163,432	(1,203)	162,229
Securities	11,042,911	1,260,862	314,652	1,575,514
Commodities	175,726	6,499	7,049	13,548
Other	33,149	248	662	910
Purchase commitments - short position	88,218,841	(1,133,888)	(910,114)	(2,044,002)
Foreign currency	34,499,771	(987,609)	(579,272)	(1,566,881)
Interbank market	7,380,355	(33,346)	(30,602)	(63,948)
Fixed rates	68,291	-	(498)	(498)
Indexes	38,387,923	(72,537)	(14,856)	(87,393)
Securities	7,370,563	(26,141)	(274,588)	(300,729)
Commodities	433,440	(7,770)	(857)	(8,627)
Other	78,498	(6,485)	(9,441)	(15,926)
Commitments to sell - short position	184,917,343	(1,127,416)	115,519	(1,011,897)
Foreign currency	30,937,030	(800,764)	506,089	(294,675)
Interbank market	20,849,245	(24,405)	22,600	(1,805)
Fixed rates	2,656	(224)	43	(181)
Indexes	123,693,987	(92,455)	(89,899)	(182,354)
Securities	9,073,500	(191,030)	(297,696)	(488,726)
Commodities	327,776	(18,290)	(24,956)	(43,246)
Other	33,149	(248)	(662)	(910)
Forward contracts	7,938,348	1,645,607	(11,446)	1,634,161
Purchases receivable	161,055	160,301	816	161,117
Fixed rates	93,567	93,426	211	93,637
Floating rate	65,834	65,221	527	65,748
Securities	1,654	1,654	78	1,732
Purchases payable	-	(160,299)	-	(160,299)
Fixed rates	-	(93,424)	-	(93,424)
Floating rate	-	(65,221)	-	(65,221)
Securities	-	(1,654)	-	(1,654)
Sales receivable	2,201,473	2,155,550	(763)	2,154,787
Interbank market	323	326	(3)	323
Fixed rates	386,410	385,450	-	385,450
Floating rate	121,523	124,494	-	124,494
Indexes	82	76	-	76
Securities	1,692,888	1,644,959	(761)	1,644,198
Commodities	247	245	1	246
Sales deliverable	5,575,820	(509,945)	(11,499)	(521,444)
Interbank market	5,575,820	-	(8,432)	(8,432)
Fixed rates	-	(385,451)	(1,096)	(386,547)
Floating rate	-	(124,494)	(1,971)	(126,465)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.23

		Balance sheet
	Memorandum	account receivable /	Adjustments to market
	account /	(received) (payable) /	value (in results /
	Notional amount	paid	stockholders' equity)	Market value
	12/31/2014	12/31/2014	12/31/2014		12/31/2014
Credit derivatives	11,161,054	27,732	(82,898)		(55,166)
Asset position	6,803,521	178,688	(55,886)		122,802
Foreign currency	1,805,764	117,640	(67,554)		50,086
Fixed rate	3,931,442	60,344	(28,099)		32,245
Securities	826,088	514	34,077		34,591
Other	240,227	190	5,690		5,880
Liability position	4,357,533	(150,956)	(27,012)		(177,968)
Foreign currency	1,790,279	(109,774)	56,639		(53,135)
Fixed rate	563,114	(28,879)	18,728		(10,151)
Securities	1,934,814	(12,318)	(101,029)		(113,347)
Other	69,326	15	(1,350)		(1,335)
Forwards operations	108,546,250	321,905	76,844		398,749
Asset position	57,838,847	2,128,295	27,973		2,156,268
Foreign currency	57,619,557	2,111,495	27,081		2,138,576
Securities	37,711	2,928	-		2,928
Commodities	181,579	13,872	892		14,764
Liability position	50,707,403	(1,806,390)	48,871		(1,757,519)
Foreign currency	50,555,298	(1,781,200)	43,368		(1,737,832)
Securities	-	(1,121)	-		(1,121)
Commodities	152,105	(24,069)	5,503		(18,566)
Swap with target flow	1,627,967	(209,411)	(20,149)		(229,560)
Asset position - Interbank market	709,278	-	-		-
Liability position - Foreign currency	918,689	(209,411)	(20,149)		(229,560)
Target flow of swap - asset position - foreign currency	907,512	-	93,062		93,062
Other derivative financial instruments	12,032,976	279,808	22,888		302,696
Asset position	7,434,214	1,721,252	249,685		1,970,937
Foreign currency	2,647,440	1,398,110	183,065		1,581,175
Fixed rate	627,634	41,929	(25,837)		16,092
Securities	4,070,915	281,253	91,334		372,587
Other	88,225	(40)	1,123		1,083
Liability position	4,598,762	(1,441,444)	(226,797)		(1,668,241)
Foreign currency	3,473,880	(1,396,440)	(208,882)		(1,605,322)
Securities	906,211	(44,874)	(13,791)		(58,665)
Other	218,671	(130)	(4,124)		(4,254)
	Assets	13,560,226	1,871,534		15,431,760
	Liabilities	(15,927,929)	(1,402,001)		(17,329,930)
	Total	(2,367,703)	469,533		(1,898,170)

Derivative contracts mature as follows (in days):

Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2014
Futures	24,301,342	114,490,390	47,277,928	138,353,428	324,423,088
Swaps	13,374,240	72,347,537	22,290,294	158,177,263	266,189,334
Options	231,624,143	205,018,788	52,420,668	16,037,737	505,101,336
Forwards (onshore)	2,324,787	4,455,464	837,959	320,138	7,938,348
Credit derivatives	290,854	2,757,467	499,437	7,613,296	11,161,054
Forwards (offshore)	41,996,469	43,029,531	16,511,243	7,009,007	108,546,250
Swaps with target flow	-	-	121,988	587,290	709,278
Target flow of swap	-	-	154,883	752,629	907,512
Other derivative financial instruments	283,158	1,027,863	1,786,930	8,935,025	12,032,976

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.24

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	12/31/2014
		Adjustments to
		market value (in
		results /								Over 720
	Cost	stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days
Asset
Swaps - adjustment receivable	4,018,937	844,127	4,863,064	31.5	448,233	150,732	429,227	233,505	642,403	2,958,964
BM&FBOVESPA	99,492	9,175	108,667	0.7	1,480	21,652	12,420	8,006	10,608	54,501
Financial institutions	1,245,550	155,361	1,400,911	9.1	164,688	53,434	37,825	75,333	127,660	941,971
Companies	2,497,415	463,741	2,961,156	19.2	277,895	62,397	186,152	124,885	460,867	1,848,960
Individuals	176,480	215,850	392,330	2.5	4,170	13,249	192,830	25,281	43,268	113,532
Option premiums	3,197,203	712,520	3,909,723	25.3	454,293	737,877	1,451,405	598,048	305,725	362,375
BM&FBOVESPA	1,726,853	(16,028)	1,710,825	11.1	138,254	246,074	1,138,350	164,568	23,305	274
Financial institutions	1,232,347	380,016	1,612,363	10.4	304,299	447,265	255,480	290,339	145,364	169,616
Companies	236,993	348,161	585,154	3.8	11,740	44,538	56,194	143,141	137,056	192,485
Individuals	1,010	371	1,381	0.0	-	-	1,381	-	-	-
Forwards (onshore)	2,315,851	53	2,315,904	15.0	833,799	795,561	684,850	1,538	156	-
BM&FBOVESPA	1,645,606	(762)	1,644,844	10.7	162,739	795,561	684,850	1,538	156	-
Financial institutions	341,263	738	342,001	2.2	342,001	-	-	-	-	-
Companies	328,982	77	329,059	2.1	329,059	-	-	-	-	-
Credit derivatives - Financial institutions	178,688	(55,886)	122,802	0.8	-	413	916	6,150	8,349	106,974
Forwards (offshore)	2,128,295	27,973	2,156,268	14.0	666,458	534,097	286,701	406,219	148,912	113,881
Financial institutions	1,242,381	(1,710)	1,240,671	8.0	565,066	252,157	134,972	211,169	55,248	22,059
Companies	883,951	29,217	913,168	6.0	101,021	279,983	151,628	195,050	93,664	91,822
Individuals	1,963	466	2,429	0.0	371	1,957	101	-	-	-
Swaps with target flow - companies	-	93,062	93,062	0.6	-	-	-	6,874	-	86,188
Other derivative financial instruments	1,721,252	249,685	1,970,937	12.8	20,915	17,181	5,364	985,457	83,312	858,708
Financial institutions	1,390,383	151,043	1,541,426	10.0	537	13,156	-	975,776	10,277	541,680
Companies	330,869	98,642	429,511	2.8	20,378	4,025	5,364	9,681	73,035	317,028
Total	13,560,226	1,871,534	15,431,760	100.0	2,423,698	2,235,861	2,858,463	2,237,791	1,188,857	4,487,090
% per maturity term					15.7	14.5	18.5	14.5	7.7	29.1

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.25

	12/31/2014
		Adjustments to market
		value (in results /								Over 720
	Cost	stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days
Liabilities
Futures - BM&FBOVESPA	(243,647)	22,702	(220,945)	1.3	68,605	242,985	(192,063)	(206,946)	(62,654)	(70,872)
Swaps - difference payable	(9,144,533)	(393,522)	(9,538,055)	55.1	(241,713)	(335,230)	(705,825)	(720,070)	(777,583)	(6,757,634)
BM&FBOVESPA	(322,481)	(45,197)	(367,678)	2.1	(2,035)	(19,839)	(144,407)	(8,290)	(15,431)	(177,676)
Financial institutions	(1,631,161)	73,407	(1,557,754)	9.0	(27,481)	(40,449)	(46,965)	(161,330)	(154,953)	(1,126,576)
Companies	(3,488,141)	(335,295)	(3,823,436)	22.1	(209,038)	(246,530)	(354,911)	(535,664)	(519,632)	(1,957,661)
Individuals	(3,702,750)	(86,437)	(3,789,187)	21.9	(3,159)	(28,412)	(159,542)	(14,786)	(87,567)	(3,495,721)
Option premiums	(2,261,304)	(794,595)	(3,055,899)	17.7	(431,826)	(759,409)	(534,851)	(557,687)	(352,520)	(419,606)
BM&FBOVESPA	(438,118)	(107,963)	(546,081)	3.2	(121,365)	(194,412)	(127,173)	(60,051)	(42,723)	(357)
Financial institutions	(1,742,155)	(387,911)	(2,130,066)	12.3	(300,135)	(537,586)	(388,133)	(442,578)	(210,014)	(251,620)
Companies	(78,997)	(299,193)	(378,190)	2.2	(9,368)	(27,140)	(19,226)	(55,044)	(99,783)	(167,629)
Individuals	(2,034)	472	(1,562)	0.0	(958)	(271)	(319)	(14)	-	-
Forwards (onshore)	(670,244)	(11,499)	(681,743)	3.9	(680,749)	(503)	(245)	(217)	(29)	-
BM&FBOVESPA	-	(8,431)	(8,431)	0.0	(7,437)	(503)	(245)	(217)	(29)	-
Financial institutions	(341,262)	(299)	(341,561)	2.0	(341,561)	-	-	-	-	-
Companies	(328,982)	(2,769)	(331,751)	1.9	(331,751)	-	-	-	-	-
Credit derivatives	(150,956)	(27,012)	(177,968)	1.0	-	(549)	(367)	(13,451)	(38,550)	(125,051)
Financial institutions	(138,124)	(27,041)	(165,165)	1.0	-	(549)	(367)	(648)	(38,550)	(125,051)
Companies	(12,832)	29	(12,803)	0.0	-	-	-	(12,803)	-	-
Forwards (offshore)	(1,806,390)	48,871	(1,757,519)	10.1	(468,758)	(472,169)	(351,582)	(344,067)	(77,318)	(43,625)
Financial institutions	(889,659)	1,652	(888,007)	5.1	(322,696)	(199,331)	(210,911)	(129,474)	(15,515)	(10,080)
Companies	(913,478)	47,064	(866,414)	5.0	(145,578)	(272,280)	(138,899)	(214,309)	(61,803)	(33,545)
Individuals	(3,253)	155	(3,098)	0.0	(484)	(558)	(1,772)	(284)	-	-
Swaps with target flow - Companies	(209,411)	(20,149)	(229,560)	1.3	-	-	-	(36,267)	-	(193,293)
Other derivative financial instruments	(1,441,444)	(226,797)	(1,668,241)	9.6	(812)	(245)	(1,449)	(1,002,831)	(18,730)	(644,174)
Financial institutions	(1,340,893)	(3,822)	(1,344,715)	7.8	-	-	-	(999,879)	(10,438)	(334,398)
Companies	(100,551)	(222,975)	(323,526)	1.8	(812)	(245)	(1,449)	(2,952)	(8,292)	(309,776)
Total	(15,927,929)	(1,402,001)	(17,329,930)	100.0	(1,755,253)	(1,325,120)	(1,786,382)	(2,881,536)	(1,327,384)	(8,254,255)
% per maturity term					10.1	7.6	10.3	16.6	7.7	47.6

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.26

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2014
									Other derivative
				Forwards		Forwards	Swap with	Target flow of	financial
	Futures	Swaps	Options	(onshore)	Credit derivatives	(offshore)	target flow	swap	instruments
BM&FBOVESPA	185,626,900	4,831,837	361,470,576	7,269,360	-	-	-	-	-
Overt-the-counter market	138,796,188	261,357,497	143,630,760	668,988	11,161,054	108,546,250	709,278	907,512	12,032,976
Financial institutions	119,169,963	97,944,422	128,877,517	342,202	11,148,222	75,737,282	-	-	4,030,976
Companies	19,626,225	84,056,865	14,636,765	326,786	12,832	32,663,415	709,278	907,512	8,002,000
Individuals	-	79,356,210	116,478	-	-	145,553	-	-	-
Total	324,423,088	266,189,334	505,101,336	7,938,348	11,161,054	108,546,250	709,278	907,512	12,032,976

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and their effect on calculation of Required Referential Equity.

	12/31/2014
		Notional amount of credit protection
	Notional amount of credit	purchased with identical underlying
	protection sold	amount	Net position
Credit swaps	(6,829,045)	2,661,445	(4,167,600)
Total return rate swaps	(1,670,566)	-	(1,670,566)
Total	(8,499,611)	2,661,445	(5,838,166)

The effect on the referential equity (Note 3) was R$ 360,125.

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.27

V - Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I)	Cash flow - the purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING PRUDENTIAL is to protect the cash flows of the payment of debt interest (CDB / Redeemable preferred shares) and the future foreign exchange rate, (anticipated transactions) related to its variable interest rate risk (CDI / LIBOR), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR and foreign exchange rate.

	12/31/2014
	Hedge Instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	60,602,942	934,022	63,080,201
Hedge of preferred shares	1,044,078	65,874	1,044,078
Hedge of syndicated loan	5,578,020	(15,047)	5,578,020
Hedge of highly probable anticipated transaction	80,970	(41)	83,241
Total	67,306,010	984,808	69,785,540

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (257,341).

Related to Foreign Exchange Rates Futures for the period there was no reclassification from Asset Valuation Adjustments and inclusion in the initial cost of assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED entered into Futures DDI contracts on BM&FBOVESPA maturing during 2014 to protect the future cash flows of highly probable anticipated transactions, with financial effects during 2015, arising from future contractual agreements in foreign currency against the exposure to future foreign exchange rates.

To protect the future cash flows of debt against exposure to variable interest rates (CDI / LIBOR), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI Futures agreements on BM&FBOVESPA with maturities between 2014 and 2018, Interest rate swap maturing in 2015 and Euro Dollar Futures on the Chicago Stock Exchange maturing between 2015 and 2017.

II)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING PRUDENTIAL consists of hedging the exposure to variation in market risk, in interest receipt, which are attributable to changes in interest rates related to recognized assets.

	12/31/2014
	Hedge instrument		Hedge assets
		Adjustment to market		Adjustment to market value
Strategies	Nominal value	value (*)	Book value	(*)
Hedge of loans	2,611,681	40,078	2,611,681	59,689
Hedge of structured funding	531,240	(140)	531,240	143
Total	3,142,921	39,938	3,142,921	59,832

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To hedge the variation in market risk in interest receipt, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses interest rate swap contracts. Hedge assets are related to fixed-rate assets expressed in unidad de fomento (CLF) and denominated in euros, issued by subsidiaries in Chile and London, respectively and with maturities between 2016 and 2029.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.28

III)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

12/31/2014
	Hedge of deposits and		Hedge of highly		Hedge of
	securities purchased under	Hedge of preferred	probable anticipated		structured	Hedge of
Maturity term	agreements to resell	shares	transaction	Hedge of loans	funding	syndicated loan	Total
2015	14,263,434	1,044,078	80,970	-	-	-	15,388,482
2016	8,475,689	-	-	257,120	531,240	-	9,264,049
2017	17,105,981	-	-	208,910	-	5,578,020	22,892,911
2018	19,209,023	-	-	160,700	-	-	19,369,723
2019	1,473,823	-	-	574,802	-	-	2,048,625
2020	-	-	-	36,496	-	-	36,496
2021	74,992	-	-	-	-	-	74,992
2022	-	-	-	177,058	-	-	177,058
2023	-	-	-	168,621	-	-	168,621
2025	-	-	-	42,331	-	-	42,331
2027	-	-	-	152,264	-	-	152,264
2028	-	-	-	461,805	-	-	461,805
2029				371,574		-	371,574
Total	60,602,942	1,044,078	80,970	2,611,681	531,240	5,578,020	70,448,931

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.29

h)	Changes in adjustment to unrealized (*) market value for the period

01/01 to
12/31/2014
Opening balance	(1,969,702)
Adjustments with impact on:
Results	386,772
Trading securities	543,830
Derivative financial instruments	(157,058)
Stockholders' equity	1,270,039
Available-for-sale	1,343,457
Accounting hedge – derivative financial instruments	(73,418)
Futures	(117,450)
Swap	44,032

Closing balance	(312,891)
Adjustment to market value	(312,891)
Trading securities	(304,020)
Available-for-sale securities	(571,802)
Derivative financial instruments	562,931
Trading securities	403,659
Accounting hedge	159,272
Futures	93,398
Swap	65,874

(*) The term unrealized in the context of Circular nº. 3.068 of 11/08/2001, of the Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments

01/01 to
12/31/2014
Gain (loss) – trading securities	(68,272)
Gain (loss) – available-for-sale securities	(693,771)
Gain (loss) – derivatives	621,860
Gain (loss) – foreign exchange variation on investments abroad	1,889,914
Total	1,749,731

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.30

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475 of December 17, 2008, ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING PRUDENTIAL exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Trading portfolio	Exposures	12/31/2014 (*)
Risk factors	Risk of variation in:	Scenarios
		I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(540)	(126,764)	(237,705)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	22	(1,729)	(3,374)
Foreign Exchange Rates	Prices of Foreign Currencies	610	165,600	337,463
Price Index Linked	Interest of Inflation coupon	(16)	(5,703)	(11,680)
TR	TR Linked Interest Rates	(20)	(5,093)	(9,579)
Equities	Prices of Equities	(78)	(11,769)	(35,990)
TOTAL		(23)	14,542	39,136

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2014 (*)
Risk factors	Risk of variation in:	Scenarios
		I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(5,505)	(1,418,015)	(2,689,306)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	12	(19,153)	(34,231)
Foreign Exchange Rates	Prices of Foreign Currencies	(16,822)	(235,819)	(391,100)
Price Index Linked	Interest of Inflation coupon	(2,338)	(305,830)	(519,839)
TR	TR Linked Interest Rates	558	(177,636)	(357,960)
Equities	Prices of Equities	(64)	(11,905)	(35,649)
TOTAL		(24,159)	(2,168,357)	(4,028,085)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Shocks of 1 base point in interest rates and associated indexes, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING PRUDENTIAL are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.31

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	12/31/2014
	AA	A	B	C	D	E	F	G	H	Total
Loan operations	218,089,714	84,019,925	30,691,685	12,941,850	7,838,448	3,795,789	3,250,710	2,610,926	9,042,460	372,281,507
Loans and discounted trade receivables	77,722,151	70,414,804	24,499,909	8,573,161	6,440,109	3,076,105	2,896,340	2,348,976	7,559,602	203,531,157
Financing	88,386,210	12,186,930	4,709,079	3,812,423	1,261,208	599,193	320,849	234,180	1,373,177	112,883,249
Farming and agribusiness financing	6,625,273	954,796	373,663	182,155	33,148	53,905	277	3,377	27,525	8,254,119
Real estate financing	45,356,080	463,395	1,109,034	374,111	103,983	66,586	33,244	24,393	82,156	47,612,982
Lease operations	3,474,273	751,470	1,353,078	379,544	112,399	48,394	34,162	40,449	213,136	6,406,905
Credit card operations	-	49,070,959	3,859,989	1,561,857	728,318	456,652	511,531	398,628	2,944,225	59,532,159
Advance on exchange contracts (1)	2,365,540	458,763	571,053	175,957	40,165	26,841	14,995	228	138,163	3,791,705
Other sundry receivables (2)	2,067,192	3,297,298	1,164	15,213	93	105	4,008	3,195	48,701	5,436,969
Total operations with credit granting characteristics	225,996,719	137,598,415	36,476,969	15,074,421	8,719,423	4,327,781	3,815,406	3,053,426	12,386,685	447,449,245
Endorsements and sureties (3)	-	-	-	-	-	-	-	-	-	73,805,878
Total with endorsements and sureties	225,996,719	137,598,415	36,476,969	15,074,421	8,719,423	4,327,781	3,815,406	3,053,426	12,386,685	521,255,123

(1)	Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);
(2)	Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;
(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.32

II – By maturity and risk level

	12/31/2014
	AA	A	B	C	D	E	F	G	H	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,397,723	2,150,085	1,462,830	921,784	1,127,536	861,843	3,955,823	12,877,624
01 to 30	-	-	116,883	105,290	66,201	43,327	44,188	41,400	211,622	628,911
31 to 60	-	-	97,592	96,811	63,550	40,786	37,785	38,615	171,904	547,043
61 to 90	-	-	93,669	136,212	67,054	45,360	42,213	45,831	198,134	628,473
91 to 180	-	-	287,776	257,354	170,582	115,522	114,741	113,313	488,992	1,548,280
181 to 365	-	-	551,998	454,107	343,249	201,522	202,753	195,614	878,225	2,827,468
Over 365	-	-	1,249,805	1,100,311	752,194	475,267	685,856	427,070	2,006,946	6,697,449
Overdue installments	-	-	605,290	838,853	791,207	682,110	1,163,207	922,322	5,857,882	10,860,871
01 to 14	-	-	6,457	55,415	31,064	19,395	16,177	17,918	82,269	228,695
15 to 30	-	-	580,758	146,685	88,027	47,864	406,675	49,072	181,106	1,500,187
31 to 60	-	-	18,075	609,733	132,816	99,856	73,693	88,022	234,928	1,257,123
61 to 90	-	-	-	13,280	506,114	92,306	126,555	106,953	296,427	1,141,635
91 to 180	-	-	-	13,740	33,186	416,749	509,585	647,404	1,179,125	2,799,789
181 to 365	-	-	-	-	-	5,940	30,522	12,953	3,729,869	3,779,284
Over 365	-	-	-	-	-	-	-	-	154,158	154,158
Subtotal	-	-	3,003,013	2,988,938	2,254,037	1,603,894	2,290,743	1,784,165	9,813,705	23,738,495
Specific allowance	-	-	(30,030)	(89,684)	(225,403)	(481,168)	(1,145,372)	(1,248,916)	(9,813,705)	(13,034,278)
	Non-overdue operations
Falling due installments	225,692,184	136,780,443	33,205,767	11,984,595	6,395,704	2,692,424	1,492,621	1,250,269	2,537,300	422,031,307
01 to 30	18,825,512	30,231,767	5,269,984	2,839,333	1,189,759	230,978	361,720	75,566	486,682	59,511,301
31 to 60	16,399,882	16,331,909	3,130,299	849,951	1,678,561	108,288	363,985	27,606	194,189	39,084,670
61 to 90	10,314,792	11,353,531	2,370,837	772,345	308,748	77,425	42,809	25,385	133,412	25,399,284
91 to 180	21,422,314	19,026,329	4,022,546	1,275,137	776,370	148,452	85,031	63,101	243,700	47,062,980
181 to 365	29,904,392	18,855,747	5,416,527	2,100,991	841,266	196,811	122,590	706,176	340,088	58,484,588
Over 365	128,825,292	40,981,160	12,995,574	4,146,838	1,601,000	1,930,470	516,486	352,435	1,139,229	192,488,484
Overdue up to 14 days	304,535	817,972	268,189	100,888	69,682	31,463	32,042	18,992	35,680	1,679,443
Subtotal	225,996,719	137,598,415	33,473,956	12,085,483	6,465,386	2,723,887	1,524,663	1,269,261	2,572,980	423,710,750
Generic allowance	-	(687,992)	(334,740)	(362,565)	(680,650)	(817,166)	(762,331)	(888,482)	(2,572,980)	(7,106,906)
Grand total	225,996,719	137,598,415	36,476,969	15,074,421	8,719,423	4,327,781	3,815,406	3,053,426	12,386,685	447,449,245
Existing allowance	-	(986,212)	(1,090,662)	(1,505,951)	(2,614,955)	(2,163,457)	(2,670,402)	(3,053,121)	(12,386,685)	(26,471,445)
Minimum allowance required	-	(687,992)	(364,770)	(452,249)	(906,053)	(1,298,334)	(1,907,703)	(2,137,398)	(12,386,685)	(20,141,184)
Additional allowance (3)	-	(298,220)	(725,892)	(1,053,702)	(1,708,902)	(865,123)	(762,699)	(915,723)	-	(6,330,261)

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in bankruptcy process companies.
(2)	The balance of non-accrual operations amounts to R$ 16,075,921.
(3)	Allocated to each level of risk in order to explain the additional volume required for alignment to the amount of the expected loss.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.33

III – By business sector

	12/31/2014%
Public Sector	4,389,520	1.0%
Private sector	443,059,725	99.0%
Companies	241,929,862	54.1%
Individuals	201,129,863	44.9%
Grand total	447,449,245	100.0%

b)	Credit concentration

	12/31/2014
		% of
Loan, lease and other credit operations (*)	Risk	total
Largest debtor	5,323,600	1.0
10 largest debtors	32,787,688	6.3
20 largest debtors	53,209,479	10.2
50 largest debtors	88,484,872	17.0
100 largest debtors	118,675,477	22.8

(*) The amounts include endorsements and sureties.

Loan, lease and other credit operations and securities of companies and financial institutions (*)	12/31/2014
		% of
	Risk	total
Largest debtor	5,506,955	0.9
10 largest debtors	41,262,200	6.8
20 largest debtors	68,924,307	11.4
50 largest debtors	119,971,609	19.9
100 largest debtors	160,799,815	26.7

(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

01/01 to
12/31/2014
Opening balance	(25,928,013)
Net increase for the period	(18,735,271)
Write-Off	18,191,839
Closing balance (1)	(26,471,445)
Required by Resolution No. 2,682/99	(20,141,184)
Specific allowance (2)	(13,034,278)
Generic allowance (3)	(7,106,906)
Additional allowance (4)	(6,330,261)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (314,220).
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or in bankruptcy process companies.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

At December 31, 2014, the balance of the allowance in relation to the loan portfolio is equivalent to 5.9%.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.34

d)	Recovery and renegotiation of credits

I -	Composition of the result of allowance for loan losses

01/01 to
12/31/2014
Expenses for allowance for loan losses	(18,735,271)
Income from recovery of credits written off as loss	4,922,882
Result of allowance for loan losses (*)	(13,812,389)

(*) The amounts related to the lease portfolio from 01/01 to 12/31/2014 are: Expenses for allowance for loan losses R$ (214,041) and Income from recovery of credits written off as loss R$ 226,384.

II -	Renegotiated loan operations

	12/31/2014
		Allowance
	Portfolio (1)	for Loan	%
Amended Credit Agreements	16,329,017	(6,744,493)	41.3%
(-) Amended Operations non-overdue (2)	(4,912,822)	971,538	19.8%
Renegotiated loan operations	11,416,195	(5,772,955)	50.6%

(1)	The amounts related to the lease portfolio are R$ 197,903.
(2)	Resulting from non-overdue transations or with a delay of less than 30 days, reflex of changes in the original contractual terms.

e)	Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

						01/01 to
	12/31/2014					12/31/2014
				Over 365		Income
	0 - 30	31 -180	181 - 365	days	Total	(expenses)
Restricted operations on assets
Loan operations	-	1,831	25,934	177,028	204,793	36,545
Liabilities - restricted operations on assets
Foreign borrowings through securities	-	1,831	25,927	176,534	204,292	(36,332)
Net revenue from restricted operations						213

At December 31, 2014 there were no balances in default.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.35

f)	Operations of sale or transfers and acquisitions of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at December 31, 2014 where the entity significantly retained the related risks and benefits is R$ 222,497, composed of real estate financing of R$ 208,897 and farming financing of R$ 13,600.

II-	Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out operations for sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred. Therefore, such credits continue to be recorded as credit operations totaling R$ 4,336,869 at December 31, 2014. The operations are composed of: real estate financing in which the amount recorded as assets at 12/31/2014 was R$ 3,231,044 and a fair value of R$ 3,227,077 and the amount recorded as liabilities in the line Other sundry liabilities of R$ 3,230,073 and a fair value of R$ 3,226,106 and working capital operations, which amount recorded in assets is R$ 1,105,825 with fair value of R$ 1,105,825, and the amount recorded in liabilities under Other Liabilities – Sundry of R$ 1,105,901 with fair value of R$ 1,105,901.

Sales or transfers of financial assets without risk and benefit retention totaling R$ 3,627,525 with effect on results of R$ 140,772, net of Allowance for Loan Losses.

Acquisitions of loan portfolios with the retention of assignor’s risks carried out as from January 2012 to December 31, 2014 total R$ 5,363,183, and the total amount of acquired portfolios is R$ 5,389,902, at 12/31/2014.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.36

Note 9 - Foreign exchange portfolio

12/31/2014
Assets - other receivables	42,866,091
Exchange purchase pending settlement – foreign currency	24,416,587
Exchange sale rights – local currency	19,093,822
(Advances received) – local currency	(644,318)
Liabilities – other liabilities (Note 2a)	43,658,694
Exchange sales pending settlement – foreign currency	18,753,401
Liabilities from purchase of foreign currency – local currency	24,749,218
Other	156,075
Memorandum accounts	1,245,537
Outstanding import credits – foreign currency	1,198,924
Confirmed export credits – foreign currency	46,613

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.37

Note 10 – Funding and borrowings and onlending

a)	Summary

	12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%
Deposits	198,428,558	37,193,405	8,806,230	65,833,519	310,261,712	37.4
Deposits received under securities repurchase agreements	162,200,864	11,316,358	15,150,192	138,332,093	326,999,507	39.4
Funds from acceptance and issuance of securities	3,959,451	13,833,959	8,611,575	21,352,543	47,757,528	5.8
Borrowings and onlending	4,785,356	19,194,244	23,033,385	41,753,444	88,766,429	10.7
Subordinated debt (*)	173,963	692,715	1,966,184	52,784,528	55,617,390	6.7
Total	369,548,192	82,230,681	57,567,566	320,056,127	829,402,566
% per maturity term	44.6	9.9	6.9	38.6

(*) Includes R$ 1,048,455 of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b)	Deposits

	12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%
Demand deposits	63,424,621	-	-	-	63,424,621	20.4
Savings accounts	118,449,430	-	-	-	118,449,430	38.2
Interbank	4,686,327	13,188,507	767,392	503,272	19,145,498	6.2
Time deposits	11,868,180	24,004,898	8,038,838	65,330,247	109,242,163	35.2
Total	198,428,558	37,193,405	8,806,230	65,833,519	310,261,712
% per maturity term	64.0	12.0	2.8	21.2

c)	Deposits received under securities repurchase agreements

	12/31/2014
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%
Own portfolio	51,118,871	10,987,785	13,550,493	114,561,714	190,218,863	58.2
Government securities	43,216,303	239,709	773	3,187	43,459,972	13.3
Own issue	2,839,987	10,704,099	13,549,720	114,558,527	141,652,333	43.3
Foreign	5,062,581	43,977	-	-	5,106,558	1.6
Third-party portfolio	111,073,296	196	-	-	111,073,492	34.0
Free portfolio	8,697	328,377	1,599,699	23,770,379	25,707,152	7.8
Total	162,200,864	11,316,358	15,150,192	138,332,093	326,999,507
% per maturity term	49.6	3.5	4.6	42.3

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.38

d)	Funds from acceptance and issuance of securities

	12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%
Funds from bills:	3,413,793	11,864,113	6,662,649	7,491,121	29,431,676	61.6
Financial	161,941	3,341,604	2,780,277	4,361,051	10,644,873	22.3
Of real estate loans	2,832,864	6,183,055	1,379,231	437,033	10,832,183	22.7
Bill of credit related to agribusiness	411,857	2,331,545	2,485,159	2,581,813	7,810,374	16.4
Mortgage notes	7,131	7,909	17,982	111,224	144,246	0.3
Foreign securities	316,460	1,307,961	1,760,363	12,707,950	16,092,734	33.7
Non-trade related – issued abroad	316,460	1,307,961	1,760,363	12,707,950	16,092,734	33.7
Brazil risk note programme	156,177	321,001	593,275	1,991,511	3,061,964	6.4
Structure note issued	132,357	761,666	657,842	4,842,370	6,394,235	13.4
Bonds	8,196	66,137	178,124	3,766,579	4,019,036	8.4
Fixed rate notes	95	73,397	240,857	1,359,604	1,673,953	3.5
Eurobonds	1,193	16	24,832	631,483	657,524	1.4
Other	18,442	85,744	65,433	116,403	286,022	0.6
Structured Operations Certificates (*)	229,198	661,885	188,563	1,153,472	2,233,118	4.7
Total	3,959,451	13,833,959	8,611,575	21,352,543	47,757,528
% per maturity term	8.3	29.0	18.0	44.7

(*) As of December 31, 2014, the market value of the funding from Structured Operations Certificates issued is R$ 2,525,830, according to BACEN Circular Letter No. 3,623.

e)	Borrowings and onlending

	12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%
Borrowings	3,730,590	13,151,519	11,189,074	15,465,007	43,536,190	49.0
Domestic	367,667	126,783	250,545	133,612	878,607	1.0
Foreign (*)	3,362,923	13,024,736	10,938,529	15,331,395	42,657,583	48.1
Onlending	1,054,766	6,042,725	11,844,311	26,288,437	45,230,239	50.9
Domestic - official institutions	1,054,766	6,042,725	11,844,311	26,286,304	45,228,106	51.0
BNDES	351,111	2,409,761	3,510,290	11,261,515	17,532,677	19.8
FINAME	697,621	3,605,181	8,204,080	14,656,164	27,163,046	30.6
Other	6,034	27,783	129,941	368,625	532,383	0.6
Foreign	-	-	-	2,133	2,133	0.0
Total	4,785,356	19,194,244	23,033,385	41,753,444	88,766,429
% per maturity term	5.4	21.6	25.9	47.0

(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.39

f)	Subordinated debt

	12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%
CDB	-	-	898,995	6,559,749	7,458,744	13.4
Financial treasury bills	84,585	476,870	5,792	25,198,570	25,765,817	46.3
Euronotes	85,326	206,567	-	20,699,377	20,991,270	37.7
Bonds	4,052	9,278	12,942	387,352	413,624	0.8
(-) Transaction costs incurred (Note 4b)	-	-	-	(60,520)	(60,520)	(0.1)
Total Other Liabilities	173,963	692,715	917,729	52,784,528	54,568,935
Redeemable preferred shares	-	-	1,048,455	-	1,048,455	1.9
Grand total (*)	173,963	692,715	1,966,184	52,784,528	55,617,390
% per maturity term	0.3	1.2	3.5	95.0

(*) According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of referential equity as of December, 2014, considering instruments approved after the closing date to compose Tier II, totaling R$ 53,920,747.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.40

Description

	Principal amount				Account
Name of security / currency	(original currency)	Issue	Maturity	Return p.a.	balance
Subordinated CDB - BRL
	400,000	2008	2015	119.8% of CDI	814,950
	50,000	2010	2015	113% of CDI	84,044
	465,835	2006	2016	100% of CDI + 0.7% (*)	1,083,287
	2,719,268	2010	2016	110% to 114% of CDI	4,569,904
	122,500			IPCA + 7.21%	226,018
	366,830	2010	2017	IPCA + 7.33%	680,541
				Total	7,458,744
Subordinated financial bills - BRL
	365,000	2010	2016	100% of CDI + 1.35% to 1.36%	381,483
	1,874,000			112% to 112.5% of CDI	1,954,711
	30,000			IPCA + 7%	50,224
	206,000	2010	2017	IPCA + 6.95% to 7.2%	280,207
	3,223,500	2011	2017	108% to 112% of CDI	3,414,780
	352,400			IPCA + 6.15% to 7.8%	501,537
	138,000			IGPM + 6.55% to 7.6%	203,739
	3,650,000			100% of CDI + 1.29% to 1.52%	3,761,509
	500,000	2012	2017	100% of CDI + 1.12%	505,012
	42,000	2011	2018	IGPM + 7%	54,562
	30,000			IPCA + 7.53% to 7.7%	39,666
	460,645	2012	2018	IPCA + 4.4% to 6.58%	607,314
	3,782,100			100% of CDI + 1.01% to 1.32%	3,876,795
	6,373,127			108% to 113% of CDI	6,806,747
	112,000			9.95% to 11.95%	143,106
	2,000	2011	2019	109% to 109.7% of CDI	2,715
	12,000	2012	2019	11.96%	16,579
	100,500			IPCA + 4.7% to 6.3%	129,784
	1,000			110% of CDI	1,331
	20,000	2012	2020	IPCA + 6% to 6.17%	27,832
	1,000			111% of CDI	1,335
	6,000	2011	2021	109.25% to 110.5% of CDI	8,347
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	2,974,076
	20,000			IGPM + 4.63%	22,426
				Total	25,765,817
Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	2,684,212
	1,000,000	2010	2021	5.75%	2,727,536
	750,000	2011	2021	5.75% to 6.2%	2,011,057
	550,000	2012	2021	6.2%	1,460,910
	2,625,000	2012	2022	5.5% to 5.65%	7,045,999
	1,870,000	2012	2023	5.13%	5,001,036
				Total	20,930,750
Subordinated bonds - CLP
	41,528,200	2008	2033	3.5% to 4.5%	194,381
	47,831,440	2014	2034	3.8%	219,243
				Total	413,624
Preferred shares - USD
	393,072	2002	2015	3.04%	1,048,455

Total					55,617,390

(*) Subordinated CDBs may be redeemed as from November 2011.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.41

Note 11 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING PRUDENTIAL is involved in contingencies that may be classified as follows.

a)  Contingent Assets: there are no contingent assets recorded.

b)  Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court are therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING PRUDENTIAL is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

No amount is recorded as provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 1,584,427 and the main nature of which refers to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model and is reassessed taking into account court rulings. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

No amount is recorded as provision in relation to labor claims which likelihood of loss is considered possible, and which total estimated risk is R$ 401,743.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.42

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 12/31/2014
	Civil	Labor	Other	Total
Opening balance	4,413,179	4,448,859	219,720	9,081,758
Balance arising from the aquisition of companies	11	227,823	-	227,834
(-) Contingencies guaranteed by indemnity clauses (Note 4m I)	(133,792)	(754,295)	-	(888,087)
Subtotal	4,279,398	3,922,387	219,720	8,421,505
Monetary restatement/charges	182,504	282,246	-	464,750
Changes in the period reflected in results (Notes 12f and 12i)	1,445,859	951,997	(64,718)	2,333,138
Increase (*)	2,013,114	1,257,339	22,487	3,292,940
Reversal	(567,255)	(305,342)	(87,205)	(959,802)
Payment	(1,478,301)	(1,004,097)	-	(2,482,398)
Subtotal	4,429,460	4,152,533	155,002	8,736,995
(+) Contingencies guaranteed by indemnity clauses (Note 4m I)	132,264	954,416	-	1,086,680
Closing balance (Note 12c)	4,561,724	5,106,949	155,002	9,823,675
Escrow deposits at 12/31/2014 (Note 12a)	1,970,984	2,313,517	-	4,284,501

(*) Civil provisions include the provision for economic plans amounting to R$ 209,849.

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 12/31/2014
	Legal
Provisions	obligation	Contingencies	Total
Opening balance	5,623,200	2,262,656	7,885,856
Effect of change in consolidation criteria	333	311	644
(-) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	(51,989)	(51,989)
Subtotal	5,623,533	2,210,978	7,834,511
Monetary restatement/charges	381,027	52,330	433,357
Changes in the period reflected in results	402,287	423,750	826,037
Increase	409,043	748,744	1,157,787
Reversal	(6,756)	(324,994)	(331,750)
Payment	(3,494,832)	(13,822)	(3,508,654)
Subtotal	2,912,015	2,673,237	5,585,252
(+) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	55,255	55,255
Closing balance (Notes 12c and 13c)	2,912,015	2,728,492	5,640,507

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.43

	01/01 to 12/31/2014
	Legal
Escrow deposits	obligation	Contingencies	Total
Opening balance	4,328,462	375,267	4,703,729
Effect of change in consolidation criteria	228	-	228
Appropriation of income	303,070	26,700	329,770
Changes in the period	(1,084,626)	1,544	(1,083,082)
Deposited	351,647	3,555	355,202
Withdrawals	(21,864)	(1,228)	(23,092)
Reversals to income	(1,414,408)	(783)	(1,415,191)
Closing balance	3,547,134	403,511	3,950,645
Relocated to assets pledged in guarantee of contingencies (Note 11d)	-	(110)	(110)
Closing balance after relocated (Note 12a)	3,547,134	403,401	3,950,535

The main discussions related to legal obligations are described as follows:

•	CSLL – Isonomy – R$ 973,705: as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The corresponding escrow deposit balance totals R$ 957,338;

•	PIS and COFINS – Calculation basis – R$ 512,363: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 485,934;

•	PIS – Principles of anteriority over 90 days and non-retroactivity – R$ 286,116: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 60,545.

Off-balance sheet contingencies - The amounts related to Tax and Social Security Lawsuits considered to be as possible loss, which total estimated risk is R$ 13,076,407, are the following:

•	INSS – Non-compensatory amounts – R$ 4,157,900: we defend the non-taxation of these amounts, mainly profit sharing, stock option, transportation vouchers and sole bonus;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 1,923,743: deductibility of goodwill on acquisition of investments with future expected profitability, and R$ 557,538 of this amount is guaranteed in company purchase agreements;

•	IRPJ and CSLL – Interest on capital – R$ 1,173,263: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed – R$ 959,324: cases in which the liquidity and the offset credit certainty are discussed;

•	ISS – Banking Institutions – R$ 852,926: these are banking operations, of which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under Supplementary Law No. 116/03 or Law No.406/68.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.44

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 691,309 (Note 12a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

12/31/2014
Securities (basically financial treasury bills – Note 7b)	804,332
Deposits in guarantee (Note 12a)	3,845,204

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING PRUDENTIAL, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING PRUDENTIAL, the deposited amount is released at the full amount deposited updated.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING PRUDENTIAL are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

e) Program for Cash or Installment Payment of Taxes

ITAÚ UNIBANCO HOLDING and subsidiaries adhered to the Program for Cash Settlement or Installment Payment of Federal Taxes, basically at the federal level, enacted by Law No. 12,995, of June 18, 2014 and Law No. 12,996/14. The program includes debits managed by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury, and was defined in accordance with the main provisions below:

•	Refis - Profits Earned Abroad – Law No. 12.995/14 Article 22 - It amends paragraph 7 of Article 40 of Law No. 12,865/13, to include the provision that credits arising from tax loss and social contribution tax loss carryforwards on net income of affiliated companies domiciled in Brazil may also be used.

•	Refis 2013-2014– Also known as Being Related to the Economic Crisis and Extraordinary Installment Payment – Law No. 12,996/14 Article 2 - Among other rules, it extends, to the last day of August 2014, the option to adhere to the so-called “Refis Related to the Economic Crisis” and to the Extraordinary Installment Payment (Article 2), provided in Law No. 11,941/09 (Article 1, paragraph 12, and Article 7) and Law No. 12,249/10 (Article 65, paragraph 18), respectively. Debits due until December 31, 2013 may be paid at once or in installments under these programs.

The net effect in income amounted to R$ 63,404 recorded under tax expenses, other income and income tax and social contribution.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.45

Note 12 - Breakdown of accounts

a)	Other sundry receivables

12/31/2014
Deferred tax assets (Note 13b I)	34,377,482
Social contribution for offset (Note 13b I)	644,337
Taxes and contributions for offset	3,512,428
Escrow deposits for legal liabilities and tax and social security contingencies (Note 11b)	7,795,739
Escrow deposits for legal liabilities – civil and labor (Note 11b)	4,284,501
Escrow deposits for foreign fund raising program	619,096
Receivables from reimbursement of contingent liabilities (Note 11c)	691,309
Rights receivable from financial assets sold or transferred	5,894,183
Sundry domestic debtors	1,700,890
Premiums from loan operations	2,370,909
Sundry foreign debtors	2,169,897
Retirement plan assets (Note 18)	2,455,329
Recoverable payments	42,691
Salary advances	60,200
Amounts receivable from related companies	119,004
Operations without credit granting characteristics	305,159
Securities and credits receivable	909,545
(Allowance for loan losses)	(604,386)
Other	467,395
Total	67,510,549

b)	Prepaid expenses

12/31/2014
Commissions	1,589,585
Related to vehicle financing	282,392
Linked to Payroll Advance Loans	1,136,665
Other	170,528
Advertising	515,292
Other	737,610
Total	2,842,487

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.46

c)	Other sundry liabilities

12/31/2014
Provisions for contingent liabilities (Note 11b)	12,552,167
Provisions for sundry payments	2,327,449
Personnel provision	1,357,248
Sundry creditors - local	1,662,308
Sundry creditors - foreign	2,667,729
Liabilities for official agreements and rendering of payment services	932,597
Creditors of funds to be released	1,274,407
Funds from consortia participants	62,735
Provision for Retirement Plan Benefits (Note 18)	517,097
Expenses for lease interests (Note 4i)	804,248
Liabilities from transactions related to credit assignments (Note 8f)	4,335,974
Liabilities from sales operations or transfer of financial assets	3,509,711
Minority interest of investment funds (*)	661,864
Other	860,304
Total	33,525,838

(*) Represents the interest of the other quotaholders of consolidated investment funds (Note 2b).

d)	Banking service fees

01/01 to
12/31/2014
Asset management	2,566,403
Funds management fees	1,956,088
Consortia management fee	610,315
Current account services	775,206
Credit cards - Relationship with stores	8,751,101
Sureties and credits granted	2,003,728
Loan operations	876,976
Guarantees provided	1,126,752
Receipt services	1,572,623
Collection fees	1,323,491
Collection services	249,132
Other	2,336,414
Custody services and management of portfolio	280,085
Economic and financial advisory	627,883
Foreign exchange services	81,970
Other services	1,346,476
Total	18,005,475

e)	Income from bank charges

01/01 to
12/31/2014
Loan operations/registration	1,090,600
Credit cards – annual fees and other services	2,698,742
Deposit account	116,336
Transfer of funds	185,402
Income from securities brokerage	384,992
Service package fees and other	3,920,544
Total	8,396,616

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.47

f)	Personnel expenses

01/01 to
12/31/2014
Compensation	(5,791,343)
Charges	(2,284,904)
Welfare benefits (Note 18)	(2,029,269)
Training	(181,520)
Labor claims and termination of employees (Note 11b)	(1,310,304)
Stock Option Plan	(230,696)
Total	(11,828,036)
Employees’ profit sharing	(2,905,201)
Total including employees’ profit sharing	(14,733,237)

g)	Other administrative expenses

01/01 to
12/31/2014
Data processing and telecommunications	(3,820,615)
Depreciation and amortization	(2,044,234)
Installations	(2,608,776)
Third-party services	(4,328,279)
Financial system services	(498,305)
Advertising, promotions and publication	(911,768)
Transportation	(423,252)
Materials	(339,657)
Security	(625,624)
Travel expenses	(186,705)
Other	(529,948)
Total	(16,317,163)

h)	Other operating revenue

01/01 to
12/31/2014
Reversal of operating provisions	8,618
Recovery of charges and expenses	52,557
Other	381,774
Total	442,949

i)	Other operating expenses

01/01 to
12/31/2014
Provision for contingencies (Note 11b)	(1,727,177)
Civil lawsuits	(1,445,859)
Tax and social security contributions	(346,036)
Other	64,718
Selling - credit cards	(2,444,206)
Claims	(297,006)
Refund of interbank costs	(249,506)
Amortization of goodwill on investments and acquisition	(2,160,846)
Other	(1,229,013)
Total	(8,107,754)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.48

Note 13 - Taxes

a)	Composition of expenses for taxes and contributions

I - Statement of calculation with income tax and social contribution:

01/01 to
12/31/2014
Income before income tax and social contribution	21,650,923
Charges (income tax and social contribution) at the rates in effect (Note 4n)	(8,660,369)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates	1,962,353
Foreign exchange variation on investments abroad	654,469
Interest on capital	1,753,359
Dividends and interest on external debt bonds	271,275
Other nondeductible expenses net of non taxable income (*)	(522,053)
Income tax and social contribution expenses	(4,540,966)
Related to temporary differences
Increase (reversal) for the period	3,314,725
Increase (reversal) of prior periods	(1,744,182)
(Expenses)/Income from deferred taxes	1,570,543
Total income tax and social contribution expenses	(2,970,423)

(*) Includes temporary (additions) and exclusions.

II - Composition of tax expenses:

01/01 to
12/31/2014
PIS and COFINS	(3,157,452)
ISS	(811,664)
Other	(467,442)
Total (Note 4n)	(4,436,558)

III- Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.49

b)	Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions	Deferred Tax Assets
			Realization /
	12/31/2014	12/31/2013	Reversal	Increase	12/31/2014
Reflected in income and expense accounts		34,547,951	(10,372,112)	9,641,717	33,817,556
Related to income tax and social contribution loss carryforwards		5,600,699	(571,744)	-	5,028,955
Related to disbursed provisions		19,054,445	(5,045,446)	5,344,453	19,353,452
Allowance for loan losses		16,808,367	(3,841,148)	4,963,709	17,930,928
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)		474,237	(474,237)	195,553	195,553
Allowance for real estate		156,968	(15,574)	96,831	238,225
Goodwill on purchase of investments		1,585,730	(690,905)	-	894,825
Other		29,143	(23,582)	88,360	93,921
Related to non-disbursed provisions (*)	25,450,007	9,892,807	(4,754,922)	4,297,264	9,435,149
Related to the operation	19,119,746	7,806,020	(4,754,922)	3,851,947	6,903,045
Provision for contingent liabilities	10,388,583	4,015,364	(1,605,407)	1,734,262	4,144,219
Civil lawsuits	4,373,220	1,723,830	(424,240)	493,123	1,792,713
Labor claims	3,513,659	1,232,647	(770,161)	889,116	1,351,602
Tax and social security contributions	2,472,421	1,041,078	(404,133)	352,023	988,968
Other	29,283	17,809	(6,873)	-	10,936
Adjustments of operations carried out in futures settlement market	7,991	691,746	(700,484)	11,934	3,196
Legal obligation - tax and social security contributions	1,583,184	911,725	(945,978)	288,098	253,845
Other non-deductible provisions	7,139,988	2,187,185	(1,503,053)	1,817,653	2,501,785
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	6,330,261	2,086,787	-	445,317	2,532,104

Reflected in stockholders' equity accounts - Adjustment to market value of available-for-sale securities	1,399,814	797,386	(238,972)	1,512	559,926

Total	26,849,821	35,345,337	(10,611,084)	9,643,229	34,377,482

Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001		646,821	(2,484)	-	644,337

(*) From a financial point of view, rather than recording the provision of R$ 25,450,007 and deferred tax assets of R$ 9,435,149 , only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 34,377,482 to R$ 24,942,333.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.50

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

		Realization /
	12/31/2013	Reversal	Increase	12/31/2014
Reflected in income and expense accounts	6,235,320	(2,463,330)	200,414	3,972,404
Depreciation in excess – leasing	4,164,743	(1,656,763)	-	2,507,980
Restatement of escrow deposits and contingent liabilities	985,533	(126,909)	55,018	913,642
Provision for pension plan benefits	355,873	(119,992)	-	235,881
Adjustment to market value of securities and derivative financial instruments	176,783	(176,783)	5,621	5,621
Adjustments of operations carried out in future settlement market	368,519	(362,612)	-	5,907
Taxation of results abroad – capital gains	118,272	-	37,317	155,589
Other	65,597	(20,271)	102,458	147,784
Reflected in stockholders' equity accounts	402,159	-	514,102	916,261
Adjustment to market value of available-for-sale securities	6,914	-	94,294	101,208
Cash flow hedge	84,339	-	289,253	373,592
Provision for pension plan benefits (*)	310,906	-	130,555	441,461
Total	6,637,479	(2,463,330)	714,516	4,888,665

(*) Reflected in stockholders' equity, pursuant to CVM Resolution nº 695/12 (Note 18).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.51

III - The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2014, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

									Provision for
	Deferred tax assets								deferred
			Tax loss/social				Social		income tax
	Temporary		contribution loss				contribution for		and social		Net deferred
	differences	%	carryforwards	%	Total	%	offset	%	contribution	%	taxes	%
2015	12,069,939	41%	285,604	5%	12,355,543	36%	66,682	11%	(1,219,516)	25%	11,202,709	37%
2016	3,331,018	11%	975,505	19%	4,306,523	12%	237,445	37%	(1,068,549)	22%	3,475,419	11%
2017	4,144,195	14%	984,283	20%	5,128,478	15%	240,813	37%	(1,134,115)	23%	4,235,176	14%
2018	2,033,343	7%	1,685,302	34%	3,718,645	11%	52,131	8%	(249,449)	5%	3,521,327	12%
2019	2,825,295	10%	613,428	12%	3,438,723	10%	47,266	7%	(262,353)	5%	3,223,636	11%
after 2019	4,944,737	17%	484,833	10%	5,429,570	16%	-	0%	(954,683)	20%	4,474,887	15%
Total	29,348,527	100%	5,028,955	100%	34,377,482	100%	644,337	100%	(4,888,665)	100%	30,133,154	100%
Present value (*)	25,275,626		4,263,490		29,539,116		569,531		(4,169,921)		25,938,726

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV- There are no unrecorded deferred tax assets at 12/31/2014.

c)	Tax and social security contributions

12/31/2014
Legal liabilities – tax and social security (Note 11b)	2,912,015
Provision for deferred income tax and social contribution (Note 13b II)	4,888,665
Taxes and contributions on income payable	2,422,623
Taxes and contributions payable	1,240,013
Total	11,463,316

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is mainly from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

12/31/2014
Taxes paid or provided for	13,565,911
Taxes withheld and collected from third parties	13,110,611
Total	26,676,522

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.52

Note 14 – Permanent Assets

a)	Investment

I - Composition of investments

12/31/2014
Investment in affiliates and jointly controlled entities (1)	27,011,925
Domestic	14,598,475
BSF Holding S/A (2)	982,044
Cia. Itaú de Capitalização	442,572
Intrag-Part Administração e Participações Ltda.	927,611
Itaú BBA Participações S.A.	329,869
Itaú Vida e Participações S. A.	1,197,220
Itauseg Participações S.A.	2,758,155
ITB Holding Brasil Participações Ltda.	5,609,954
Marcep Corretagem de Seguros S.A.	450,638
Unibanco Negócios Imobiliários Ltda	426,443
Others	1,473,969
Foreign	12,413,450
Itaú Chile Holding, INC.	1,447,879
ITB Holding Ltd	8,014,277
Jasper International Investment LLC	2,111,784
Others	839,510
Other investments	574,232
Shares and quotas	50,830
Investments through tax incentives	142,718
Equity securities	14,915
Others	365,769
(Allowance for loan losses)	(149,481)
Total	27,436,676

(1) Net investment amount of the consolidated entity’s interest, as set forth in Bacen Circular No. 3.701, of March 13, 2014.

(2) At 12/31/2014 includes goodwill in the amount of a) R$ 378,298.

II - Equity in earnings of affiliates and controlled entities

01/01 to
12/31/2014
Investment in affiliates – domestic	4,904,294
Investment in affiliates – foreign	1,690,606
Dividends received from other investments	143,863
Result not arising from income of controlled companies	1,590
Total	6,740,353

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.53

b)	Fixed assets, goodwill and intangible assets

I) Fixed assets

	Real Estate in Use (2) (3)		Other Fixed Assets (3)
							Other
							(communication,
					Furniture and		security and
Real estate in use (1)	Land	Buildings	Improvements	Installations	equipment	EDP Systems	transportation)	Total
Annual depreciation rates		4%	10%	10 a 20%	10 a 20%	20 a 50%	10 a 20%

Cost
Balance at 12/31/2013	552,424	2,333,949	1,260,406	980,198	1,009,459	6,247,345	719,286	13,103,067
Acquisitions	3,275	561,675	230,270	114,746	945,234	918,571	61,524	2,835,295
Disposals	-	-	(160,095)	(1,848)	(10,518)	(828,448)	(5,075)	(1,005,984)
Exchange variation	364	(5,390)	15,500	3,095	(19,994)	6,530	(11,788)	(11,683)
Other	(599)	39,981	143,607	(38,973)	(164,153)	(56,671)	2,748	(74,060)
Balance at 12/31/2014	555,464	2,930,215	1,489,688	1,057,218	1,760,028	6,287,327	766,695	14,846,635

Depreciation
Balance at 12/31/2013	-	(1,178,909)	(643,681)	(407,048)	(437,253)	(4,192,625)	(406,739)	(7,266,255)
Depreciation expenses	-	(31,338)	(241,806)	(80,492)	(76,445)	(1,090,772)	(73,801)	(1,594,654)
Disposals	-	-	158,725	(4,651)	6,280	768,365	3,522	932,241
Exchange variation	-	1,024	2,438	1,636	17,850	(12,504)	745	11,189
Other	-	123	(20,536)	548	6,512	30,297	1,237	18,181
Balance at 12/31/2014	-	(1,209,100)	(744,860)	(490,007)	(483,056)	(4,497,239)	(475,036)	(7,899,298)

Impairment
Balance at 12/31/2013	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 12/31/2014	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2014	555,464	1,721,115	744,828	567,211	1,276,972	1,790,088	291,659	6,947,337

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 67,090, achievable by 2016.

(2) Includes amounts pledged in guarantee of voluntary deposits (Note 11d).

(3) Includes the amount of R$ 3,686 related to attached real estate; fixed assets under construction in the amount of R$ 2,274,086 consisting of R$ 1,357,496 in real estate in use; R$ 44,654 in improvements, and R$ 871,936 in equipment.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.54

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2013	Acquisitions	Amortization expenses	Impairment	Disposals	Balance at 12/31/2014

Goodwill (Notes 2b and 4j)	10 anos	1,857,525	-	(134,850)	-	(1,710,542)	12,133

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.55

III) Intangible assets

		Other intangible assets
		Association for the
	Rights for	promotion and offer			Goodwill on
	acquisition of	of financial products	Acquisition of	Development of	Acquisition	Other Intangible
Intangible (1)	payroll (2)	and services	software	software	(Note 4k)	Assets	Total

Annual amortization rates	20%	8%	20%	20%	20%	10% a 20%

Cost
Balance at 12/31/2013	1,164,996	1,541,255	1,714,228	2,185,519	11,376,082	719,024	18,701,104
Acquisitions	108,928	23,988	387,149	651,305	1,675,487	1,081,827	3,928,684
Disposals	(214,206)	(103,134)	(197,412)	(9,957)	-	(300,245)	(824,954)
Exchange variation	-	(2,792)	(18,730)	-	48,006	(12,681)	13,803
Other	7,204	(56,127)	(4,453)	-	(239,641)	341,806	48,789
Balance at 12/31/2014	1,066,922	1,403,190	1,880,782	2,826,867	12,859,934	1,829,731	21,867,426

Amortization
Balance at 12/31/2013	(535,455)	(236,348)	(770,057)	(42,792)	(1,846,541)	(374,590)	(3,805,783)
Amortization expenses (3)	(224,863)	(140,722)	(320,930)	(63,756)	(1,927,827)	(77,395)	(2,755,493)
Disposals	205,007	80,709	197,412	-	-	118,993	602,121
Exchange variation	-	629	9,761	-	(48,546)	21,419	(16,737)
Other	-	-	5,530	-	-	(7,481)	(1,951)
Balance at 12/31/2014	(555,311)	(295,732)	(878,284)	(106,548)	(3,822,914)	(319,054)	(5,977,843)

Impairment (4)
Balance at 12/31/2013	(18,251)	(26,810)	-	(5,784)	-	-	(50,845)
Additions/ assumptions	-	-	-	(2,975)	-	-	(2,975)
Disposals	-	25,018	-	-	-	-	25,018
Balance at 12/31/2014	(18,251)	(1,792)	-	(8,759)	-	-	(28,802)

Book value
Balance at 12/31/2014	493,360	1,105,666	1,002,498	2,711,560	9,037,020	1,510,677	15,860,781

(1) The contractual commitments for purchase of the new intangible assets totaled R$ 508,424, achievable by 2016.

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(4) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 12i).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.56

Note 15 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on April 23, 2014 approved the increase of subscribed and paid-up capital by R$ 15,000,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on June 6, 2014 and the process was approved by the Central Bank on May 19, 2014. Accordingly, capital stock was increased by 502,802,971 shares.

Capital comprises 5,530,832,681 book-entry shares with no par value, of which 2,770,036,544 are common and 2,760,796,137 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 75,000,000, of which R$ 51,563,010 refers to stockholders domiciled in the country and R$ 23,436,990 refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2013	2,502,311,972	983,934,784	3,486,246,756
Residents abroad at 12/31/2013	15,903,068	1,525,879,886	1,541,782,954
Shares of capital stock at 12/31/2013	2,518,215,040	2,509,814,670	5,028,029,710
Bonus shares - Extraordinary Stockholders' Meeting of April 23, 2014 – Made effective on June 06, 2014	251,821,504	250,981,467	502,802,971
Shares of capital stock at 12/31/2014	2,770,036,544	2,760,796,137	5,530,832,681
Residents in Brazil at 12/31/2014	2,757,605,774	1,048,004,507	3,805,610,281
Residents abroad at 12/31/2014	12,430,770	1,712,791,630	1,725,222,400
Treasury shares at 12/31/2013	2,310	68,867,010	68,869,320	(1,854,432)
Purchase of treasury shares	-	1,000,000	1,000,000	(34,746)
Exercised – granting of stock options	-	(17,275,835)	(17,275,835)	413,226
Disposals – stock option plan	-	(4,525,951)	(4,525,951)	148,072
Bonus shares - Extraordinary Stockholders' Meeting of April 23, 2014 – Made effective on June 06, 2014	231	5,763,327	5,763,558
Treasury shares at 12/31/2014 (*)	2,541	53,828,551	53,831,092	(1,327,880)
Outstanding shares at 12/31/2014	2,770,034,003	2,706,967,586	5,477,001,589

(*) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the average cost of treasury shares and their market price at December 31, 2014:

Cost / Market value	Common	Preferred
Minimum	-	34.13
Weighted average	-	34.75
Maximum	-	35.07
Treasury shares
Average cost	7.97	24.67
Market value	32.30	34.60

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

I – Calculation

Net income - Itaú Unibanco Holding Individual (BR GAAP)	17,391,557
Adjustments:
(-) Legal reserve	(869,578)
Dividend calculation basis	16,521,979
Mandatory dividend	4,130,495
Dividend – paid/provided for	6,635,128	40.2%

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.57

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	2,637,766	(267,065)	2,370,701
Dividends - 11 monthly installments of R$ 0.015 per share paid in February to December 2014	857,332	-	857,332
Interest on capital - R$ 0.3256 per share, paid on 08/25/2014	1,780,434	(267,065)	1,513,369
Declared until December 31, 2014 (recorded in other liabilities – Social and Statutory)	1,759,794	-	1,759,794
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2015	82,152	-	82,152
Interest on capital - R$ 0.3063 per share	1,677,642	-	1,677,642
Declared after December 31, 2014 (recorded in Revenue Reserves – Unrealized profits)	2,946,627	(441,994)	2,504,633
Interest on capital - R$ 0.5380 per share	2,946,627	(441,994)	2,504,633
Total from 01/01 to 12/31/2014 - R$ 1.2204 net per share	7,344,187	(709,059)	6,635,128

c)	Capital and revenue reserves

12/31/2014
Capital reserves	1,315,744
Premium on subscription of shares	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment
1,031,127
Reserves from tax incentives and restatement of equity securities and other	1,105
Revenue reserves	26,080,711
Legal	5,783,469
Statutory:	17,350,615
Dividends equalization (1)	5,868,732
Working capital increase (2)	5,086,617
Increase in capital of investees (3)	6,395,266
Unrealized profits (4)	2,946,627

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.
(4)	Refers to Interest on Capital declared after December 31, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income	Stockholders' equity
	01/01 to 12/31/2014	12/31/2014
ITAÚ UNIBANCO HOLDING	17,391,557	101,889,836
Amortization of goodwill	941,819	(1,143,620)
ITAÚ UNIBANCO HOLDING PRUDENTIAL	18,333,376	100,746,216

e)	Minority interest in subsidiaries

	Stockholders' equity	Net Income
	12/31/2014	01/01 to 12/31/2014
Itaú Bank, Ltd. (*)	1,048,455	-
Banco Itaú BMG Consignado S.A.	539,436	(89,920)
Other	39	(9)
Total	1,587,930	(89,929)

(*) Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousands, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.58

f)	Share-Based payment

I – Purpose and guidelines of the plan

ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or options which are partner options (these are personal, not pledgeable and nontransferable), which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, which may range from a minimum of 5 and a maximum of 10 years, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN only by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

– Characteristics of the programs

Simple options

Prior programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20.0%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or, alternatively, subject to the positive or negative adjustment of up to 20%. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

The ESM of April 19, 2013 approved the conversion of the Stock Option Plan of REDE by ITAÚ UNIBANCO HOLDING, with the exchange of RDCD3 shares to ITUB4 shares with no significant financial impacts.

– Partners plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting period of Partners Options or share-based instruments is from (1) one to (7) seven years. Share-based instruments and Partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of the acquisition price.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.59

Title to the shares received after the vesting period of the Partners Options should be held, without any liens or encumbrances, for periods from 5 to 8 years, counted from the date of acquisition of own shares.

The weighted average fair value of the Share-Based Instruments at the granting date was estimated for the shares purchased in the period ended December 31, 2014 – R$ 31.43 per share.

The fair value of the Share-Based Instruments is the market price quoted at the granting date for preferred shares of ITAÚ UNIBANCO HOLDING less the cash price paid by the beneficiaries. Amount received for the purchase of Share-Based Instruments for the period ended December 31, 2014 - R$ 7,982.

Summary of changes in the plan

	Simple options			Partner options
		Weighted	Weighted		Weighted
		average	average		average
	Quantity	Exercise price	Market value	Quantity	Market value	Total
Opening balance at 12/31/2013	65,316,846	32.85		18,351,820		83,668,666
Options exercisable at the end of the period	32,734,794	30.42				32,734,794
Options outstanding not exercisable	32,582,052	36.25		18,351,820		50,933,872
Options:
Granted	-	-		11,007,254		11,007,254
Canceled/Forfeited (*)	(1,392,222)	34.98		(1,556,464)		(2,948,686)
Exercised	(13,777,250)	30.01	36.73	(3,498,585)	32.61	(17,275,835)
Closing balance at 12/31/2014	50,147,374	35.67		24,304,025		74,451,399
Options exercisable at the end of the period	26,247,536	35.37				26,247,536
Options outstanding not exercisable	23,899,838	36.00		24,304,025		48,203,863
Range of exercise prices
Granting 2006-2009		26.18 - 43.86
Granting 2010-2012		26.27 - 42.53
Weighted average of the remaining contractual life (in years)	2.56			2.05

(*)Refers to non-exercise due to the beneficiary's option.

Summary of changes in Share-Based Instruments (SBI)

Quantity
Balance at 12/31/2013	2,183,769
Instruments
New SBI's	286,466
Converted into shares	(1,266,324)
Canceled	(351,765)
Balance at 12/31/2014	852,146
Weighted average of the remaining contractual life (in years)	0.48

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.60

II- Variable Compensation

Resolution No. 3,921, of November 25, 2010, of the National Monetary Council, sets forth that the management’s variable compensation should be consistent with the institution’s risk management policies, and at least fifty percent (50%) should be mandatory paid in shares or share-based instruments, and at least forty percent (40%) of this amount should be deferred for payment in at least three (3) years.

The policy established by ITAÚ UNIBANCO HOLDING in compliance with Resolution No. 3,921, sets forth that fifty percent (50%) of the management’s and employee’s variable compensation should be mandatory paid in cash and fifty percent (50%) should be paid in shares for a period of three (3) years. Shares are delivered on an indirect basis, of one-third (1/3) per year, subject to the executive’s remaining with the institution.

To comply with the Resolution on compensation, ITAÚ UNIBANCO HOLDING was authorized by CVM to transfer, on a private basis, shares of its own issue held in treasury to its management members and the management members of its subsidiaries.

In the period from January 1 to December 31, 2014, the accounting effect of the variable compensation is recorded in Personnel Expenses, in the amount of R$ 300,788, in compliance with statutory limits.

The fair value of shares intended for variable compensation is the market price at the granting date with respect to ITAÚ UNIBANCO HOLDING’s preferred shares.

CHANGE IN VARIABLE COMPENSATION IN SHARES	2014
Quantity
Balance at 12/31/2013	5,214,388
New	6,552,973
Delivered	(1,850,290)
Cancelled	(146,879)
Balance at 12/31/2014	9,770,192

III – Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for Simple Options and the Black & Scholes method for Partners Options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

		Vesting		Price of
Granting		Period	Exercise	Underlying	Fair	Expected	Risk-free	Expected
No.	Date	until	period until	asset	value	dividends	interest rate	volatility
Partners options (*)
19th	02/27/2014	02/27/2017	-	28.57	25.85	3.35%	-	-
19th	02/27/2014	02/27/2019	-	28.57	24.18	3.35%	-	-

(*) The fair value of option is measured based on the fair value of ITAÚ UNIBANCO HOLDING share at the granting date.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.61

IV - Accounting effects arising from options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to December 31, 2014 was R$ (230,696) as a contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 15c).

In the Stockholders’ Equity, the effect was as follows:

12/31/2014
Amount received for the sale of shares – exercised options	535,557
(-) Cost of treasury shares sold	(561,298)
(+) Write-off of cost recognized of exercised options	104,719
Effect on sale (*)	78,978

(*) Recorded in Revenue Reserves.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.62

Note 16 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Itaú Viver Mais, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 21d and 21i; and

•	Domestic investments, specially: Itauseg Participações S.A., ITB Holding Brasil Participações, Intrag-Part Administração e Participações Ltda., Unibanco Negócios Imobiliários, Itaú Vida e Previdência, Cia. Itaú de Capitalização, BSF Holding S.A., Marcep Corretagem de Seguros S.A., Itaú Unibanco Servs. E Proc, de Inf. Comerciais Ltda. and Fináustria Ass., Adm., Serv. Crédito e Participações Ltda., and foreign investments ITB Holding Ltd., Jasper International Investment LLC and Itaú Chile Holding, INC.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.63

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING
	PRUDENTIAL
	Assets /	Revenue /
	(liabilities)	(expense)
	12/31/2014	01/01 to 12/31/2014
Money market	400,479	749
Jasper International Investment LLC	400,479	749
Negotiation and intermediation of securities - assets	447,981	-
BICSA Holdings Ltd	5,765	-
Jasper International Investment LLC	442,216	-
Securities and derivative financial instruments - assets	97,149	1,590,664
Jasper International Investment LLC	46,472	1,256,785
BICSA Holdings Ltd	50,677	333,879
Deposits received under securities repurchase agreements	(2,141,278)	(439,147)
Itauseg Participações S.A.	(85)	(169,689)
ITB Holding Brasil Participações Ltda.	(488,040)	(16,076)
Itaú Unibanco Servicos e Processamento de Informações Comerciais	(101,797)	(21,156)
Duratex S.A.	(100,152)	(10,284)
Itaú Chile Corredora de Seguros Limitada	(172,302)	(5,545)
Itaú Rent Administração e Participações Ltda.	(124,039)	(16,061)
Marcep Corretagem de Seguros S.A.	(186,198)	(23,617)
Intrag-Part Administração e Participações Ltda.	(175,110)	(74,309)
Itaú BBA Participações	(114,906)	(1,519)
Credicard Promotora	(164,911)	(17,820)
Other (*)	(513,738)	(83,071)
Time deposits	(678,282)	(23,228)
Itauseg Participações S.A.	(252,905)	(15,724)
Itaú Chile Compañia de Seguros de Vida S.A.	(85,941)	(2,188)
IPI - Itaúsa Portugal Investimentos, SGPS Lda.	(153,052)	(397)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda.	(136,810)	(470)
Other	(49,574)	(4,449)
Derivative financial instruments - liabilities	68,768	(1,203,467)
BICSA Holdings Ltd	-	(681,767)
Jasper International Investment LLC	68,768	(521,700)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)	(920,882)	579,977
ITB Holding Ltd	(680,176)	21
Itaú Seguros S.A.	(20,287)	531,856
Itaú USA. Inc.	10,370	-
Fundação Itaú Unibanco - Previdência Complementar	(13,276)	34,886
Itaú Unibanco Serviços e Processamento de Informações Comerciais	(18,601)	-
Itaú Vida e Previdência S.A.	(88,717)	36,589
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	(92,732)	292
Other	(17,463)	(23,667)
Negotiation and intermediation of securities - liabilities	(10,130)	-
BICSA Holdings Ltd	(9,658)	-
Jasper International Investment LLC	(472)	-
Rent revenues (expenses)	-	(253,556)
Itaú Rent Administração e Participações Ltda.	-	(139,031)
Fundação Itaú Unibanco - Previdência Complementar	-	(37,920)
Itaú Seguros S.A.	-	(28,986)
Other	-	(47,619)
Donation expenses	-	(78,300)
Instituto Itaú Cultural	-	(77,500)
Associação Itaú Viver Mais	-	(800)
Data processing expenses	-	(283,134)
Itautec S.A.	-	(283,134)

(*) Corresponds to related parties with 18 directly-controlled subsidiaries, not included in Prudential Consolidated.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.64

b)	Compensation of Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING PRUDENTIAL management members are as follows:

01/01 to
12/31/2014
Compensation	343,703
Board of Directors	14,469
Management members	329,234
Profit sharing	260,592
Board of Directors	11,956
Management members	248,636
Contributions to pension plans	6,592
Board of Directors	4
Management members	6,588
Stock option plan – Management members	233,754
Total	844,641

Information related to the granting of the stock option plan, benefits to employees and post-employment is detailed in Notes 15f IV and 18, respectively.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.65

Note 17 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

			Unrealized income (loss) (1)
				Stockholders'
	Book value	Market	Results	equity
	12/31/2014	12/31/2014	12/31/2014	12/31/2014
Interbank deposits	24,646,166	24,646,406	240	240
Securities and derivative financial instruments	185,642,205	185,642,205	(810,665)	-
Adjustment of available-for-sale securities			(571,802)	-
Adjustment of held-to-maturity securities			(238,863)	-
Loan, lease and other credit operations	420,977,800	423,482,691	2,504,891	2,504,891
Investments - BM&FBOVESPA	14,610	107,973	93,363	93,363
Fundings and borrowings (2)	219,681,379	220,394,002	(712,623)	(712,623)
Subordinated debt (Note 10f)	55,617,390	56,174,412	(557,022)	(557,022)
Treasury shares	1,327,880	1,862,550	-	534,670
Total unrealized			518,184	1,863,519

(1) This does not consider the corresponding tax effects.

(2) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.66

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments – in company BM&FBOVESPA at the share value in stock exchanges.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.67

Note 18 – Post-Employments Benefits

Pursuant to CVM Resolution No. 695, dated December 13, 2012, we present the policies adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

		Defined
	Defined benefit	contribution	Other benefits	Total
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2014	12/31/2014	12/31/2014	12/31/2014
Cost of current service	(74,242)	-	-	(74,242)
Net interest	(32,593)	196,030	(14,284)	149,153
Effects on asset ceiling	-	(132,580)	-	(132,580)
Benefits paid	-	-	8,877	8,877
Total Amounts Recognized	(106,835)	63,450	(5,407)	(48,792)

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

		Defined
	Defined benefit	contribution	Other benefits	Total
	12/31/2014	12/31/2014	12/31/2014	12/31/2014
At the beginning of the period	(354,467)	(285,691)	6,744	(633,414)
Effects on asset ceiling	(452,566)	76,952	-	(375,614)
Remeasurements	731,827	(12,319)	(15,178)	704,330
Total Amounts Recognized	(75,206)	(221,058)	(8,434)	(304,698)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.68

a)	Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation, except as described in Note 18c.

Employees hired up to July 31, 2002, whom came from Itaú, and until February 27, 2009, whom came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Múltipla - Multiempresas de Previdência Complementar	REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Supplementary Plan (3)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan;

b)	Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.69

c)	Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

12/31/2014
Discount rate (1)	10.24% p.a.
Mortality table (2)	AT-2000
Turnover (3)	Itaú Exp. 2008/2010
Future salary growth	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.
Inflation	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium-term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2013 was adopted a consistent with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate adherent to the flow of receipts/payments, in accordance with the study conducted by an independent, external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in investment income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the plan actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated by the inflation rate.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.70

- Life expectancy

Most of the plan obligations are to provide life benefits and therefore a increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At December 31, 2014 the allocation of plan assets and the allocation target for 2015, by type of asset, are as follows:

	Fair value	% Allocation
Types	12/31/2014	12/31/2014	2015 Target
Fixed income securities	12,249,770	91.16%	53% to 100%
Variable income securities	641,518	4.77%	0% to 20%
Structured investments	22,119	0.17%	0% to 10%
Real estate	487,730	3.63%	0% to 7%
Loans to participants	36,620	0.27%	0% to 5%
Total	13,437,757	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 554,278, and real estate rented to Group companies, with a fair value of R$ 454,738.

Fair value

The fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

12/31/2014
1 - Net assets of the plans	13,437,757
2 - Actuarial liabilities	(11,694,678)
3- Surplus (1-2)	1,743,079
4- Asset restriction (*)	(1,847,316)
5 - Net amount recognized in the balance sheet (3-4)	(104,237)
Amount recognized in Assets (Note 12a)	242,267
Amount recognized in Liabilities (Note 12c)	(346,504)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with item 64 of CVM Resolution nº 695.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.71

V -	Change in the net amount recognized in the balance sheet:

	12/31/2014
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	12,512,070	(11,576,853)	935,217	(1,292,637)	(357,420)
Cost of current service	-	(74,242)	(74,242)	-	(74,242)
Net interest (1)	1,177,598	(1,086,631)	90,967	(123,560)	(32,593)
Benefits paid	(780,237)	780,237	-	-
Contributions of sponsor	80,757	-	80,757	-	80,757
Contributions of participants	15,014	-	15,014	-	15,014
Effects on asset ceiling	-	-	-	(452,566)	(452,566)
Remeasurements (2) (3)	432,555	262,811	695,366	21,447	716,813
Value at end of the period	13,437,757	(11,694,678)	1,743,079	(1,847,316)	(104,237)

(1) Corresponds to the amount calculated on 01/01/2014 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 1,610,153.

During the period, contributions made totaled R$ 80,757. The contribution rate increases based on the beneficiary’s salary.

In 2015, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 58,566.

The estimate for payment of benefits for the next 10 years is as follows:

Estimated payment
2015	845,132
2016	867,539
2017	889,038
2018	915,188
2019	942,362
2020 to 2024	4,812,447

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

	Effect in actuarial liabilities of		Effect in actuarial liabilities of the
	the plans		plans
		Percentage of
		actuarial
Change in Assumption	Value	liabilities	Value
- Decrease by 0.5%	667,851	5.73%	(314,667)
- Increase by 0.5%	(578,228)	(5.22%)	331,546

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.72

d)	Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants’ accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	12/31/2014
	Pension Plan		Recognized
	Fund	Asset Ceiling	Amount
Amount - beginning of the period	2,359,512	(274,533)	2,084,979
Net interest	222,657	(26,627)	196,030
Contribution	(132,580)	-	(132,580)
Effects on asset ceiling	-	76,952	76,952
Remeasurements	(12,911)	592	(12,319)
Amount - end of the period (Note 12a)	2,436,678	(223,616)	2,213,062

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 186,413, of which R$ 132,580 arises from pension funds.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

I - Change in the net amount recognized in the balance sheet:

12/31/2014
At the beginning of the period	(146,818)
Cost of interest	(14,284)
Inclusion of Credicard	(3,190)
Benefits paid	8,877
Remeasurements	(15,178)
At the end of the period (Note 12c)	(170,593)

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2015	9,344
2016	10,034
2017	10,743
2018	11,473
2019	12,174
2020 to 2024	73,039

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 18c l), the 9.72% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	2,174	(1,815)
Present value of obligation	Asset valuation adjustment	21,234	(17,723)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.73

Note 19 – Information on foreign subsidiaries

Foreign
consolidated (*)
12/31/2014
Assets
Current assets and long-term receivables
Cash and cash equivalents	8,742,351
Interbank investments	15,772,656
Securities	67,046,444
Loan, lease and other credit operations	144,230,986
Foreign exchange portfolio	38,437,705
Other assets	17,782,522
Permanent assets
Investments	2,759,509
Fixed and intangible assets	792,865
Total	295,565,038
Liabilities
Current and long-term liabilities
Deposits	116,032,592
Demand deposits	45,840,564
Savings deposits	7,355,315
Interbank deposits	19,272,151
Time deposits	43,564,562
Deposits received under securities repurchase agreements	15,586,907
Funds from acceptance and issuance of securities	13,961,631
Borrowings	40,191,855
Derivative financial instruments	6,866,119
Foreign exchange portfolio	38,987,501
Other liabilities	35,858,502
Deferred income	265,655
Minority interest in subsidiaries	2
Stockholders' equity
Capital and reserves	25,497,768
Net income for the period	2,316,506
Total	295,565,038
Statement of Income
Income from financial operations	9,816,930
Expenses of financial operations	(4,784,454)
Result of loan losses	(1,006,007)
Gross income from financial operations	4,026,469
Other operating revenues (expenses)	(1,450,271)
Operating income	2,576,198
Non-operating income	13,492
Income before taxes on income and profit sharing	2,589,690
Income tax	(236,226)
Statutory participation in income	(36,956)
Minority interest in subsidiaries	(2)
Net income (loss)	2,316,506

(*) Itaú Bank Ltd., Agência Grand Cayman, Agência New York, Itaú BBA International (Cayman) Ltd., Itaú Europa Luxemburgo S.A., Banco Itaú Argentina S.A., Itaú BBA USA Securities Inc., Itaú Unibanco S.A. Nassau Branch, Agência Tokyo, Itaú Valores S.A., Banco Itaú Holding Cayman, Itaú Ásia Securities Ltd., Banco Itaú Uruguay S.A., OCA S.A., OCA Casa Financeira S.A., Itaú BBA Corredor de Bolsa Limitada, Banco Itaú Chile S.A., Itaú Bank & Trust Bahamas Ltd., Banco Itaú International, Itaú International Securities Inc., Banco Itaú Paraguay S.A., Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Itaú BBA UK Securities Limited, Banco Itaú Suisse S.A., MCC Securities Inc., Itaú BBA International PLC, Itaú BBA Colômbia S.A., MCC Corredora de Bolsa and Itaú Singapore Securities Pte. Ltd. and Itaú BBA México, Casa de Bolsa, S.A.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.74

Note 20 – Risk and capital management

Risk management is considered by ITAÚ UNIBANCO HOLDING CONSOLIDATED an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING CONSOLIDATED, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk portfolio is managed considering the best risk-return ratio.

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with a possible impact on HOLDING CONSOLIDATED’s income, capital, liquidity and reputation.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through Committees of the Board of Directors and Senior Commissions, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

In compliance with CMN Resolution No. 3,988, BACEN Circular No. 3,547 and BACEN Circular Letter No. 3,565, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented its capital management structure and its Internal Capital Adequacy Assessment Process (ICAAP), having submitted its first ICAAP report to BACEN in September 2013, related to the June 2013 reporting date.

ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts a prospective approach to its capital management, which comprises the following phases:

•	Identification and analysis of material risks to which ITAÚ UNIBANCO HOLDING CONSOLIDATED is or could be exposed and assessment of capital requirements to cover material risks;
•	Capital planning considering the strategic guidelines, economic environment and the guidelines of the Board of Directors;
•	Stress test exercises, aimed at analyzing the impact of serious events on the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Maintenance of a capital contingency plan for cases in which the capital sources turn out to be unfeasible or insufficient;
•	Internal capital adequacy assessment, which consists of comparing the Regulatory Capital with the required capital, according to internal evaluation, to cover any risks incurred;
•	Preparation of periodic management reports on capital adequacy for top management and the Board of Directors.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk management organizational structure is compliant with the regulations in Brazil and abroad and in line with best market practices. The Market, Credit, Liquidity, Operational and Underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risks are being managed in accordance with established risk appetite policies, norms and procedures. This independent structure is also responsible for centralizing ITAÚ UNIBANCO HOLDING’s capital management. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk exposure, as well as a prospective view on the adequacy of its capital so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING CONSOLIDATED manages proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement and risk monitoring.

Further information on risk management can be found on the website www.itau-unibanco.com.br/ri, under section Corporate Governance / Risk Management – Pillar 3, which is not part of the financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.75

I – Market risk

Market risk is the possibility of losses arising from variations in the market values of positions held by a financial institution, including the risk of transactions subject to the variations in foreign exchange and interest rates, equities, of price indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING CONSOLIDATED plans, monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure, alerts, models and adequate tools for management limits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The document that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s portfolio; and
•	Expertise within the group to support operations in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, sensitizing different levels and classes of market risk. This framework of limits covers the process from the monitoring of aggregate indicators of risk (portfolio level) to the monitoring of granular limits (individual desks level). These limits are designed considering the projected results of the balance sheet, size of equity, liquidity, complexity and volatility of the market expected performance and risk appetite of the institution. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees. Additionally, daily risk reports used by the business and control areas, are shared with the executives.

The structure of limits and alerts follows the guidelines of the Board of Directors and is designed and approved by the Superior Risk Committee (CSRisc), after discussions and deliberations by the Superior Institutional Treasury Committee (CSTI). This structure of limits and alerts promotes efficiency and the control coverage is reviewed, at least annually.

The purpose of market risk of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and educated discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement of processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The control of market risk is carried out by an area independent from the business units, and is responsible for carrying out daily measurement, assessment, monitoring of stress scenarios, limits and alerts, applying stress scenarios, analysis and testing, reporting risk results to those accountable for in the business units, in accordance with the governance established and monitoring the actions required adjust positions and/or risk level to make them feasible and provide support to the launch of new financial products. For this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED relies on a structured communication and information flow, aiming at providing feedback for the follow-up of the superior committees and compliance with the regulatory bodies in Brazil and regulatory agents abroad.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.76

ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and maintaining the classification the transactions into the current exposure limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Hedge accounting is treated in detail in the financial statement notes.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3.464 and BACEN Circular No. 3.354.

The trading portfolio consists of all qualifying transactions (including derivatives) held with intent to trade or to hedge risk within this portfolio, and that have no restriction.

The banking portfolio is basically characterized by transactions from the banking business, such as funding and loans, and also includes derivatives with eligible clients and transactions related to the management of the balance sheet of the institution, including by way of derivatives. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

The inherent exposures to market risk in various financial instruments, including derivatives, are composed of various risk factors. A risk factor refers to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations;
•	Foreign exchange-linked interest rate: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation;
•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;
•	Variable income: risk of loss subject to variation in prices of shares and commodities;

CMN has specific rules establishing that the exposure to market risk must be segregated at the least into the following categories: Interest rates, foreign exchange rates, shares and commodities. Price indexes are treated as a risk factor group and are granted the same treatment given to other risk factors, such as interest rates, and foreign exchange rates, among others, and follow the same limit and risk governance structure adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for market risk management purposes.

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor calculated at market value (“MtM – Mark to Market”);
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.77

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

At December 31, 2014, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded total VaR (Historical Simulation) of R$ 193.1 million. For the same period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded a Total VaR (Parametric) of R$ 180.4 million.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2014	4.78

II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models of measurement of credit risk. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery, in case of transactions default.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The management structure seeks to identify, evaluate, mitigate, monitor and report the operational risk for the purpose of assuring that the quality of the control environment is compliant with the internal guidelines and regulation currently in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the management process there are specific forums to address operational risk, internal control and compliance where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

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A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions in a timely fashion, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

The document that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

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Note 21 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING PRUDENTIAL despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were:

12/31/2014
Permanent foreign investments	34,088,767

Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(70,921,393)

Net foreign exchange position	(36,832,626)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount	Amount (*)	Number of funds
	12/31/2014	12/31/2014	12/31/2014
Investment funds	479,738,249	479,738,249	2,233
Fixed income	445,180,059	445,180,059	1,850
Shares	34,558,190	34,558,190	383
Managed portfolios	271,594,436	188,777,838	15,275
Customers	137,805,777	90,974,991	15,208
Itaú Group	133,788,659	97,802,847	67
Total	751,332,685	668,516,087	17,508

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Consortia funds

12/31/2014
Monthly estimate of installments receivable from participants	144,701
Group liabilities by installments	10,918,672
Participants – assets to be delivered	9,922,420
Funds available for participants	1,235,265
(In units)
Number of managed groups	834
Number of current participants	401,653
Number of assets to be delivered to participants	205,414

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED is the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from January 1 to December 31, 2014 the consolidated companies made no donations and the Foundation’s social net assets totaled R$ 2,933,765. The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 35,900.

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g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Itaú Viver Mais – (Associação Clube “A” ) - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to December 31, 2014, the consolidated companies have made donations to Associação itaú Viver Mais in the amount of R$ 800.

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Assistencial Pedro di Perna, an entity whose objective is to provide social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

l)	Law No. 12.973: on May 14, 2014, Law No. 12.973 was published as a conversion of Provisional Measure No. 627 to amend the federal tax legislation on IRPJ, CSLL, PIS and COFINS. Law No. 12.973 provides for the following, among other matters:

•	revocation of the Transition Tax Regime - RTT, established by Law No. 11.941, of May 27, 2009;
•	taxation of legal entities domiciled in Brazil, regarding the equity increase arising from interest in income earned abroad by subsidiaries and affiliates, and income earned by individuals resident in Brazil by means of a legal entity controlled abroad.

ITAÚ UNIBANCO HOLDING estimates that said Law No. 12.973 does not have any significant accounting effect on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

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Independent auditor's report on the financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the "Bank"), which comprise the consolidated balance sheet as at December 31, 2014 and the consolidated statements of income, changes in equity and cash flows for the year and semester then ended, and a summary of significant accounting policies and other explanatory information. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2 - "Presentation of the financial statements".

Management's responsibility for the consolidated financial statements Prudential Conglomerate

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), whose main criteria and accounting policies are disclosed in the Notes 2 - "Presentation of the financial statements" and 4 - "Summary of the main accounting practices", and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements of the Prudential Conglomerate that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements, prepared by management in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing, taking into consideration NBC TA 800 - "Special Considerations - Audits of Financial Statements Prepared in Accordance with Special Purpose Frameworks". Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at December 31, 2014, and its financial performance and cash flows for the year and semester then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - "Presentation of the financial statements" and 4 - "Summary of the main accounting practices" to the consolidated financial statements.

Emphasis of matter

Basis of preparation of the consolidated financial statements of the Prudential Conglomerate

Without modifying our opinion, we draw attention to the Note 2 - "Presentation of the financial statements", which discloses the following information:

(a)	The consolidated financial statements of the Prudential Conglomerate were prepared by management to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose.

(b)	Since this is the first presentation of the annual consolidated financial statements of the Prudential Conglomerate, the Bank's management decided to adopt the provisions established in paragraph 2 of article 10, of BCB Circular 3,701, of March 13, 2014 and, therefore, the consolidated financial statements referring to the base dates prior to 2014 are not being presented for comparison purposes.

Other matters

Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the year ended December 31, 2014, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our independent auditor's report on those statements, dated February 2, 2015, was unmodified.

São Paulo, February 24, 2015

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5

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